                United States Securities and Exchange Commission
                            Washington, D.C.  20549





                                 FORM 10-SB/A-3



              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                               FRESH'N LITE, INC.
                 (Name of Small Business Issuer in its charter)


                  TEXAS                                 75-2337102
       (State or other jurisdiction of     (I.R.S. Employer Identification No.)
       incorporation or organization)


             1705 WHALEY, LONGVIEW, TEXAS                  75605
       (Address of principal executive offices)          (Zip Code)

                   Issuer's telephone number:  (903) 758-2811


Securities to be registered under Section 12(b) of the Act:

                                               Name of each exchange on which
       Title of each class                     each class is to be registered
       -------------------                     ------------------------------
              None                                          None


Securities to be registered under Section 12(g) of the Act:

                    Common Stock, par value $0.01 per share
                                (Title of class)


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                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

       This Form 10-SB/A-3 includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which can be identified by the use of forward-looking terminology such as, "may," "believe," "expect," "intend," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. All statements other than statements of historical fact included in this Form 10-SB/A-3, including, without limitation, the statements under "Description of Business," "Management's Discussion and Analysis or Plan of Operation," "Market for Common Equity and Related Stockholder Matters" and the "Financial Statements" located elsewhere herein regarding the Company's financial position and liquidity, its ability to service its indebtedness, its strategic plans including its ability to implement a franchise plan or change restaurant concepts, its application for listing on the Nasdaq SmallCap Market, and other matters, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors with respect to any such forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed in this Form 10-SB/A-3, including, without limitation, in conjunction with the forward-looking statements included in this Form 10-SB/A-3. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, but are not limited to, the timing and extent of changes in wholesale food prices, development and construction delays, labor shortages, uncertainties about competition, government regulation and the ability of the Company to meet its stated business goals. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.



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                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

History.

       Fresh'n Lite, Inc. (the "Company"), is a Texas corporation. The Company originally was incorporated as a Delaware corporation on May 9, 1990, under the name "Bosko's, Inc." On November 9, 1992, the Bosko's, Inc. name was changed to "Fresh'n Lite, Inc."

       In October 1995, the Delaware corporation merged into its wholly-owned subsidiary, F'NL, Inc., a Texas corporation. F'NL, Inc. was the surviving corporation in the merger. F'NL, Inc. then changed its name to "Fresh'n Lite, Inc." The purpose of the merger was to convert the Delaware corporation into a Texas corporation.

       The Company was formed in connection with the creation of a restaurant in Marshall, Texas, which was named "Bosko's 3 N 1 D-Lite." In the past, the Company has operated restaurants in the Texas cities of Marshall, Tyler, Longview, Nacogdoches and Texarkana. Each of these restaurants has been closed or sold as the Company has developed its restaurant concept and as the Company has focused on middle class urban markets in the Dallas/Ft. Worth metropolitan area.

Company Business.

       The Company currently operates three full-service restaurants located in the Texas cities of Dallas, The Colony and Valley Ranch (Irving) under the name "Fresh'n Lite Cafe & Grill." The Company also operates a full-service Cafe and grill in Richardson, Texas, under the name "Street Talk Cafe."

       The Company's restaurants offer low-fat and non-fat meals and food items, including a wide selection of sandwiches, salads, pizzas, steaks, seafood, Tex-Mex and other food items and desserts that appeal to health-conscious customers. The Company believes that its restaurants' offerings do not sacrifice taste and represent a health-conscious alternative to traditional restaurant fare.

       The majority of the Company's food items are prepared to order using fresh meats, cheeses, and vegetables. While the restaurants offer full-service casual dining, the menus are designed to permit quick food preparation. The restaurants offer drive-thru and take-out service.

       The Company intends to focus on the Street Talk Cafe concept and may convert some or all of the Fresh'n Lite Cafe & Grill restaurants to the Street Talk Cafe format. The differences between the Street Talk Cafe concept and the Fresh'n Lite Cafe & Grill concept primarily relate to the restaurant's design and decor. In the Company's Street Talk Cafe restaurant, the dining area is divided into separate areas identified by decor and signage that represents Wall Street, a sports memorabilia shop, an antique store, a country general store, a farmer's market and a sidewalk cafe. Dividing the dining area into smaller units is intended to promote a more private dining atmosphere for the Company's customers. The Company believes that its customers will perceive the Street Talk Cafe concept as offering a quieter, less-bustling dining experience than is offered in an undivided dining area. The Company also believes that the Street Talk Cafe decor is distinctive from competing restaurants and is aesthetically attractive.

       The Company believes that its menu offerings are competitive in price relative to other casual dining restaurants that do not emphasize low-fat and non-fat food items. The Company believes that many consumers will perceive that the Company's restaurants offer high-quality food selections that can be part



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of a healthy eating regimen for the same price as food selections offered by competitors that would be less appropriate as part of a healthy eating regimen.

       The Company's primary supplier of goods is Consolidated Companies, Inc. ("Conco"). As of February 17, 1995, Conco entered into a five-year primary distribution agreement with the Company (the "Primary Distribution Agreement"), pursuant to which Conco has agreed to provide 90% of the products that are required by the Company and that Conco can provide. The Company currently purchases approximately 90% of its inventory from Conco. The Company purchases items from Conco, as-needed, on a net-30 day basis. The Company is current in its account with Conco. The Company also has accounts with other suppliers to ensure product availability in the event that Conco is unable to meet the Company's needs in the future. In connection with entering into the Primary Distribution Agreement, Conco purchased 133,332 shares of the Company's common stock, par value $.01 per share (the "Common Stock"), in March, 1995, for $199,999.

Control Systems.

       The Company utilizes point of sale computer systems at all of the Company's restaurants. This system allows the Company to monitor the restaurants on a daily basis via computer modems and tracking software. These systems assist the Company in maintaining control of inventory, supplies and labor costs.

Concept and Strategy.

       The Company offers high-quality food products that appeal to health-conscious consumers. The Company's restaurants offer reasonably-priced items in a comfortable and attractive atmosphere at reasonable prices. The Company currently focuses on middle-class urban markets in the Dallas/Ft. Worth metropolitan area. The Company's restaurants offer a wide selection of sandwiches, salads, pizzas, steaks, seafood, Tex-Mex and other food items and desserts.

       The Company's restaurants are designed to offer full service to the casual diner with food preparation time comparable to fast-food restaurants. This allows rapid turnover of lunch-time crowds. The Company's restaurants offer drive-thru or take-out service.

       The Company currently intends to concentrate its expansion efforts in the Dallas/Ft. Worth metropolitan area. The Company believes that this area can support up to 20 additional Street Talk Cafe restaurants. The Company's strategy is to grow through: identifying appropriate target markets within the Dallas/Ft. Worth metropolitan area and constructing new Street Talk Cafe restaurants in such markets. The Company also may consider expanding through franchising.

       Currently, the Company has not entered into any leases for additional locations for Street Talk Cafe restaurants. The Company's expansion plans are subject to the following: (1) identification of appropriate locations, (2) the successful negotiation of ground or building leases on acceptable terms, (3) the availability of capital or other financing for the construction of new restaurants, (4) the availability of full-time and part-time employees, and (5) economic and competitive conditions. No assurances can be given that the Company will be able to implement successfully its expansion strategy.

Pricing.

       The Company competes on price with other casual dining restaurants in order to gain acceptance for the Company's restaurants. With other restaurant chains offering value pricing on many items, the Company believes that it is necessary to be price competitive in order to attract new customers. As the



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Company's restaurants mature and develop repeat customers, the Company may consider increasing prices. Any such price increase, of course, would be subject to pricing strategies at competing restaurants.

Management and Employees.

       The Company believes that attracting and maintaining superior employees will continue to be vital to its success. Thus, managers' compensation packages include performance bonuses and other incentives. As a result, the Company's restaurant managers are expected to meet high standards in terms of store margins, sales volumes and overall atmosphere in their restaurants. The Company currently has 12 full-time and 85 part-time employees in its operations.

       All personnel are provided with a detailed operations manual which outlines their job duties, safety standards, Company policies and food handling and preparation responsibilities. The employees are expected to comply with all information contained in the Company's operations manual.

       The Company expects to hire approximately three full-time management personnel and thirty part-time hourly personnel with the opening of each new restaurant operation. The Company anticipates that the cost of compensating these personnel will be approximately 25% of the annual operating revenue generated by each new restaurant operation. The initial cost of hiring and training personnel for each new restaurants will be included in the restaurant's start-up costs.

Competition.

       The Company competes with other restaurants, including restaurants that offer products similar to those offered by the Company and restaurants that offer other food types. The Company faces competition from local restaurant businesses, including one-store restaurants and regional restaurant chains.

       The Company also competes with national restaurant companies. Marketing and pricing strategies may be dictated by large, well-established national chains. As economic conditions change, product prices at major restaurant chains may be lowered to entice customers to eat out more. To the extent the Company competes with local franchises of these national restaurant chains, the Company's prices will have to be competitive to attract customers and to gain market share in new locations. However, in competing with franchises of national restaurant chains, the Company has the advantage of paying no franchise fees to a franchisor. The Company believes that this allows for higher operating margins for each dollar of revenue generated.

       National restaurant companies also have the benefit of substantial financial resources for advertising and other marketing promotions which the Company does not have. By initially concentrating its efforts on the Dallas/Ft. Worth metropolitan area, the Company hopes to gain name recognition through advertisements and promotions with the local media.

Regulation.

       Restaurants are subject to licensing and regulation by state and local health, sanitation, safety, fire, and other authorities and are also subject to state and local licensing and regulation with regard to the sale of alcoholic beverages and food. Each of the Company's restaurants currently serves alcoholic beverages pursuant to alcohol licenses issued by the Texas Alcoholic Beverage Commission. The Company has experienced no material problems in its current operations in complying with state and local regulatory authorities.



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Trademarks.

       The Company has been granted a trademark registration for the name "Fresh'n Lite Deli Cafe" and "Fresh'n Lite Deli and Grill." The Company also has applied for trademark and service mark registration of the name "Street Talk Cafe." No assurances can be given regarding the outcome of this later application. The Company has not filed for trademark registration of the name "Fresh'n Lite Cafe & Grill," primarily because the Company may convert its Fresh'n Lite Cafe & Grill restaurants to Street Talk Cafe restaurants.

       Registration of trademark names does not assure the Company that its use of the name is incontestable until five years after registration issues and the Company files an additional affidavit with the trademark office. There are other users of the name "Fresh'n Lite," several of which began use of the name before the Company, but none of these users have made any claim regarding the use of this name by the Company. Whether another user could restrict the Company's use of the name will depend upon the facts of the particular case, including priority of use, priority of registration, the area of use, the type of use and the generic or descriptive nature of the name.


ITEM 2:  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview.

       The Company was organized in June of 1990 as Bosko's, Inc. under the laws of the State of Delaware. In November of 1992 the Company changed its name to Fresh'n Lite, Inc. and in November of 1995 merged into a Texas corporation also bearing the name Fresh'n Lite, Inc. The Company currently owns and operates 3 Fresh'n Lite Cafe & Grill restaurants, in Dallas, Irving (Valley Ranch), and The Colony, Texas. The Company also operates one Street Talk Cafe restaurant which opened May 9, 1998 in Richardson, Texas. The Company intends to expand by opening additional Street Talk Cafe restaurants on a Company owned basis in the Dallas/Ft. Worth metropolitan area.

Comparison of Three Months Ended June 30, 1997 and 1998.

       Revenues. For the three months ended June 30, 1998, the Company has generated revenues of $942,635 compared to revenues in the same period of 1997 of $809,930, a 16.4% gain.

       The increase in revenues was due to the fact that the Valley Ranch location only operated for 4 1/2 months of the same period in 1997 and the Colony facility was not operating during the same period of 1997. The closing of the East Texas facilities, which generated significantly lower volumes than the Valley Ranch and Colony facilities had very little impact on revenues.

       The Company only had one store, being the Fresh'n Lite location on MacArthur Blvd. in Valley Ranch, Texas that has been open long enough to generate same store sales figures. This unit generated $297,516 in revenue for the three month period ending June 30, 1998 a 5.3% increase from $282,641 in the same period of 1997. The Company attributes the increase to increased promotion associated with Chad Hennings' involvement with the Company. The Fresh'n Lite restaurant at Preston and Frankford which would have been able to demonstrate same store sales was closed for 45 days during the period in order to convert it to a Street Talk Cafe concept.

       Costs and Expenses. Costs and expenses for the three month period ended June 30, 1998 increased by $67,801, or 9.2% to $806,837 as compared to $739,036 for the corresponding period of 1997. This was primarily due to higher volume stores in the Dallas Market. Other variances between the costs and expenses for the three month periods are minimal.

       Net Income.   The Company had a net income for the three months ended
June 30, 1998 of $285,868 compared to net income of $70,894 for the corresponding three months of 1997, representing $.045 and $.012 per share, respectively. Earnings per share figures are based on basic and diluted earnings per share.

Comparison of Six Months Ended June 30, 1997 and 1998.

       Revenues. For the six months ended June 30, 1998, the Company has generated revenues of $1,740,854 compared to revenues in the same period 1997 of $1,522,282, a 14.4% gain, a gross profit




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of $491,304 compared to a loss in the same period of 1997 of $103,653.

       The increase in revenues was due to the fact that the Valley Ranch location only operated for 4 1/2 months of the same period in 1997 and the Colony facility was not operating during the same period of 1997. The closing of the East Texas facilities, which generated significantly lower volumes than the Valley Ranch and Colony facilities had very little impact on revenues.

       The Company only had one store, being the Fresh'n Lite location on MacArthur Blvd. in Valley Ranch, Texas that has been open long enough to generate same store sales figures. This unit generated $297,516 in revenue for the three month period ending June 30, 1998 a 5% increase from $282,641 in the same period of 1997. The Company attributes the increase to increased promotion associated with Chad Hennings' involvement with the Company. The Fresh'n Lite restaurant at Preston and Frankford which would have been able to demonstrate same store sales was closed for 45 days during the period in order to convert it to a Street Talk Cafe concept.

       Costs and Expenses. Costs and expenses for the six month period ended June 30, 1998 decreased by $96,647, or 6.4% to $1,529,229 as compared to $1,626,486 for the corresponding period of 1997. This was primarily due to accelerated amortization costs associated with the closing of the Nacogdoches and Texarkana facilities in the first quarter of 1997. Other variances between the costs and expenses for the first six months of 1998 and 1997 are minimal.

       Net Income. The Company had a net income for the six months ended June 30, 1998 of $501,304 compared to a net loss of $103,664 for the corresponding six months of 1997, representing $.079 and $(.017) per share, respectively. Earnings per share figures are based on basic and diluted earnings per share.

Comparison of Three Months Ended March 31, 1998 and 1997.

       Revenues. For the three months ended March 31, 1998, the Company generated revenues of $798,219 compared to revenues in the same period 1997 of $712,352, a 12.1% gain, a profit of $215,435 compared to a net operating loss of $174,558 in the first quarter of 1997. The difference in profitability from 1997 to 1998 is attributed to the following factors: (1) in the first quarter of 1997 the Company accelerated the amortization of costs in the amount of $169,075 associated with the closing of the Nacogdoches and Texarkana, Texas facilities; (2) in the first quarter of 1997 the Company had a one time charge of $50,000 for professional fees associated with the Company's filing to trade on the Nasdaq Over the Counter Bulletin Board; (3) in the first quarter of 1998 the Company realized a one time gain of $111,593 on the sale of the Nacogdoches, Texas facility; and (4) in the first quarter of 1998 the Company realized rental income of $28,086 on a temporary lease of the Texarkana facility.

       The increase in revenues was due to the fact that the Valley Ranch location only operated for 1 1/2 months of the same period in 1997 and the Colony facility was not operating during the same period of 1997. The closing of the East Texas facilities, which generated significantly lower volumes than the Valley Ranch and Colony facilities had very little impact on revenues.

       The Company only had one store, being the Fresh'n Lite location at Preston and Frankford that has been open long enough to generate same store sales figures. This unit generated $195,619 in revenue for the three month period ending March 31, 1998 a 2% decrease from $199,610 in the same period of 1997. The Company attributes the decrease to more competition in the immediate vicinity of this location.

       Costs and Expenses. Costs and expenses for the three month period ended March 31, 1998 increased by $164,448 or 22.8% to $886,910 as compared to $722,462 for the corresponding period ended March 31, 1997. This was primarily due to the opening of additional higher volume restaurants in the Dallas market area.

       Net Income. The Company had a net income for the three month period ended March 31, 1998 of $215,436 compared to net loss of $174,558 for the three month period ended March 31, 1997, representing $.033 and $(.03) per share, respectively. Earnings per share figures are based on basic earnings as well as diluted earnings per share.

Comparison of Year Ended December 31, 1996 and December 31, 1997.

       Revenues. Operating revenues for fiscal year ended December 31, 1996 were $2,602,533, with a gross profit of $1,862,111 (71.5%), and operating income of $282,327, before adding royalty revenues of $34,744, which increased operating income to $317,101.

       Operating revenues for fiscal year ended December 31, 1997 were $3,106,144, a 19.4% increase from 1996, with a gross profit of $2,215,200 (71.4%), and operating income of $166,862 which included a one time charge of $169,075 for the accelerated amortization of start up costs associated with the closing of the Nacogdoches, Texarkana, and Longview, Texas facilities. Prior to this charge, operating income was $335,937. The Company discontinued its franchise operation in early 1996, therefore no royalty revenues or franchise fees are reflected in the 1997 numbers. The 19.4% increase in revenues over 1996 is attributed to the opening of the Irving (Valley Ranch), and The Colony, Texas facilities.




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       Costs and Expenses.  Costs and expenses for the fiscal year ended
December 31, 1997 increased by $594,388 or 25.5% to $2,926,758 as compared to $2,332,370 for the corresponding period ended December 31, 1996. This was primarily due to opening of higher volume restaurants in the Dallas market area.



       Net Income. The Company had a net income for the fiscal year ended December 31, 1997 of $119,386 compared to net income of $234,937 for fiscal year ended December 31, 1996, representing $.02 and $.04 per share, respectively. Earnings per share figures are based on a basic and fully diluted basis.


Liquidity and Capital Resources.

       Historically the Company has required capital to fund the operations and capital expenditure requirements of its Company-owned restaurants.

       From January 4, 1995 through December 12, 1997 the Company received gross proceeds in the amount of $2,219,500 from intra-state offerings of the Company's securities. Approximately $287,600 of the proceeds from the offerings were used to cover offering related costs, including underwriting discounts and commissions. See "Item 10. Recent Sales of Unregistered Securities." The net proceeds were used for the acquisition of the Company's corporate headquarters. The remaining proceeds were used to develop additional restaurants and for general corporate purposes. The Company's corporate headquarters were purchased for $1,250,000 which was the appraised value of the facility. See "Item 7. Certain Relationships and Related Transactions."

       The Company met fiscal 1997 capital requirements with cash generated by operations, the proceeds from the 1997 intra-state offering, and borrowing on notes payable. In March of 1997 the Company was able to refinance it's existing debt with East Texas National Bank in Marshall, Texas in order to extend the due dates from 1997 to March of the year 2000. The refinancing was done on a renewal basis as the notes came due under the same terms and conditions as the predecessor notes. In fiscal 1997 the Company's operations generated approximately $644,352 in cash, as compared to $551,804 in fiscal 1996 and $461,811 in fiscal 1995. The Company's restaurant operations are labor intensive and do not have significant receivables or inventory. The Company receives trade credit based upon negotiated terms in purchasing food and supplies and ordinarily operates with a relatively small level of working capital.

       The Company's principal capital requirements are the funding of new restaurant development or acquisitions and remodeling of existing units. During fiscal 1997, the Company constructed and opened one unit in The Colony, Texas and began construction of a second unit in Richardson, Texas, and purchased its corporate headquarters. The total capital outlay for the year was $2,288,392. Opening additional Company-owned restaurants is a key component of the Company's expansion plans.

       On May 29, 1998 the Company issued $1,500,000 of 6% Convertible Debentures due May 29, 2000 (the "A Debentures"), in a private placement to three accredited investors (the "Investors"). The private placement yielded $1,335,000 in net proceeds to the Company (after deduction of the placement agent's fees and fees of counsel for the Investors). In connection with the private placement, the Company also issued to the Investors, warrants to purchase up to an aggregate of 75,000 shares of the Company's Common Stock (the "Warrants"). The Company issued to the placement agent a Warrant to purchase up to 50,000 shares of the Company's Common Stock. The exercise price for the Warrants is $4.40 per share, which is equal to 110% of the average closing bid prices of the Company's Common Stock for the five trading days immediately preceding May 29, 1998.



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       The A Debentures can be converted into shares of the Company's Common
Stock. The number of shares of Common Stock to be issued upon any such conversion will be determined based upon the lesser of (a) $4.00 per share, (the closing bid price of the Common Stock on May 28, 1998), or (b) the average closing bid prices of the Company's Common Stock for the five trading day period ending on the trading day immediately preceding the date on which such A Debenture is converted, multiplied by a discount ranging from 25% to 17.5%.
The Company granted to the Investors certain registration rights with respect to the shares of Common Stock underlying the A Debentures and the Warrants.
See "Item 10. Recent Sales of Unregistered Securities."


       The beneficial conversion feature attached to the A Debentures is valued at $500,000. The value is calculated at the date of issue as the difference between the conversion price most beneficial to the investor and the fair value of the common stock into which the security is convertible, multiplied by the number of shares into which the security is convertible. This amount will be amortized into interest expense during the period between issuance of the debt and the date the securities can be converted at the highest discount.

       On June 30, 1998 the Company issued a second tranche of $1,500,000 of its 6% Convertible Debentures due June 30, 2000 (the "B Debentures"), in a private placement to two of the Investors. The private placement yielded $1,335,000 in net proceeds to the Company (after deduction of the placement agent's fees and fees of counsel for two of the Investors). In connection with the private placement, the Company also issued to two of the Investors, Warrants to purchase up to an aggregate of 75,000 shares of the Company's Common Stock. The Company issued to the placement agent a Warrant to purchase up to 50,000 shares of the Company's Common Stock. The exercise price for the Warrants is $4.30 per share, which is equal to 110% of the average closing bid prices of the Company's Common Stock for the five trading days immediately preceding June 30, 1998.

       The beneficial conversion feature attached to the B Debentures is valued at $500,000. The value is calculated at the date of issue as the difference between the conversion price most beneficial to the investor and the fair value of the common stock into which the security is convertible, multiplied by the number of shares into which the security is convertible. This amount will be amortized into interest expense during the period between issuance of the debt and the date the securities can be converted at the highest discount.

Year 2000 Disclosure.

       The Company uses current versions of widely used, publicly available software for its accounting, data processing, and point of sale computer requirements. The providers of the software utilized by the Company have stated that there will be no failures in the programs used by the Company resulting from the year 2000. The Company does not utilize any customized software. The Company has not yet determined the impact, if any, that year 2000 issued may have on its vendors. However, the Company believes there are adequate alternative vendors that can supply products and services to the Company if necessary. Finally, the Company's business is not highly dependent upon electronic data processing. In conclusion, the Company does not believe it is at a material risk from year 2000 issues.


ITEM 3:  DESCRIPTION OF PROPERTY

Restaurant Locations.

       The following table provides information with respect to each of the Company's restaurant properties. The Dallas, Irving, The Colony, Texarkana, Longview and Richardson buildings are owned, with a lease on the land. The Company's current plan is to secure a 20-year lease with an option to purchase on any land to be used for an additional restaurant.



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
     LOCATION                                          SQUARE FEET       LEASE EXPIRATION DATE
     --------                                          -----------       ---------------------
     Dallas, Texas . . . . . . . . . . . . . . .      4,500 sq. ft.       February 21, 2015
     Irving (Valley Ranch), Texas  . . . . . . .      4,700 sq. ft.       November 15, 2016
     The Colony, Texas . . . . . . . . . . . . .      4,700 sq. ft.       October 15, 2017
     Texarkana, Texas  . . . . . . . . . . . . .      3,308 sq. ft.       February 1, 2014
     Longview, Texas . . . . . . . . . . . . . .      3,500 sq. ft.       January 6, 2012
     Richardson, Texas . . . . . . . . . . . . .      4,700 sq. ft.       December 15, 2017

       The Company no longer operates restaurants in the Texarkana and Longview locations. The Company's lease on the Longview land included an option to purchase the property which expired in 1997. In connection with the Company's proposed sale of the building on the Longview property, the Company solicited and received an extension of the purchase option through December 15, 1998.
The Company currently intends to exercise the purchase option and simultaneously sell the land and the Company's building to a single purchaser. The Company has entered into a written agreement for this sale and the transaction is expected to close during the third quarter of 1998. In addition, the Company is negotiating with potential purchasers of the Texarkana location and expects that the Texarkana building will be sold and the Texarkana ground lease will be assumed by the end of 1998.

       The Company currently plans to convert the Dallas restaurant from the Fresh'n Lite Grill and Cafe concept to the Street Talk Cafe concept. The anticipated cost of this conversion is approximately $200,000.

Headquarters Location.

       The Company owns a building located at 1705 Whaley, Longview, Texas. The Company utilizes approximately 5,000 sq. ft. of the building for its administrative operations. The Company leases the remainder (approximately 15,000 sq. ft.) to another company. The Company purchased the headquarters land and building in December 1997 from a company that is partially owned by Stanley L. Swanson ("Mr. Stan Swanson") and Curtis A. Swanson ("Mr. Curtis Swanson"), both directors and officers of the Company. See "Item 7. Certain Relationships and Related Transactions."

ITEM 4:  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

       The following table sets forth the number of shares of Common Stock of the Company beneficially owned as of August 1, 1998 by (i) each person of record known to the Company who beneficially owns 5% or more of the outstanding Common Stock, (ii) the named executive officers of the Company, (iii) each director of the Company, and (iv) all directors and executive officers as a group.

                                                     AMOUNT AND NATURE OF     PERCENT OF
            NAME AND ADDRESS OF OWNER                     OWNERSHIP             CLASS
            -------------------------                     ---------             -----
Stanley L. & Carole Swanson
       1705 E. Whaley
       Longview, Texas 76505  . . . . . . . . . .         1,303,921 (1)          19.4%

Curtis A. & Kim Swanson
       1705 E. Whaley                                                             8.9%
       Longview, Texas 75605  . . . . . . . . . .            607,000 (2)
Edward Dmytryk  . . . . . . . . . . . . . . . . .             20,000               *
Henry Leonard . . . . . . . . . . . . . . . . . .             25,000               *

                                                     AMOUNT AND NATURE OF     PERCENT OF
            NAME AND ADDRESS OF OWNER                     OWNERSHIP             CLASS
            -------------------------                     ---------             -----
Robert Lilly  . . . . . . . . . . . . . . . . . .              53,572 (3)          *
All directors and executive officers as a
  group (5 persons) . . . . . . . . . . . . . . .           2,009,493            30.4%

----------------
*      Less than 1%.

(1) Includes 100,000 shares that are not outstanding, but are issuable upon exercise of options held by Mr. Stan Swanson that are currently exercisable.

(2) Includes 200,000 shares that are not outstanding, but are issuable upon exercise of options held by Mr. Curtis Swanson that are currently exercisable.

(3) Includes an aggregate of 53,572 shares that are not outstanding, but are issuable upon exercise of two options held by Robert Lilly ("Mr. Lilly) that are currently exercisable.

ITEM 5:  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS.

       The directors and executive officers of the Company are set forth below.

                                                                                                   IN OFFICE
 NAME                                   AGE                        POSITION                          SINCE
 ----                                   ---                        --------                          -----
 Stanley L. Swanson  . . . . . .         53      Chief Executive Officer, Chairman of the             1990
                                                   Board of Directors, and President
 Curtis A. Swanson . . . . . . .         30      Director, Treasurer, Chief Financial                 1990
                                                 Officer and
                                                   Executive Vice-President
 Jean Hedges . . . . . . . . . .         38      Controller                                           1993
 Carole A. Swanson . . . . . . .         55      Secretary                                            1990
 Edward Dmytryk  . . . . . . . .         50      Director                                             1992
 Robert (Bob) Lilly  . . . . . .         57      Director                                             1995
 Henry Leonard . . . . . . . . .         49      Director, President and Chief Operating              1997
                                                 Officer

       All directors hold office until the next annual meeting of the shareholders of the Company, and until their successors are elected and qualified. Officers hold office until the first meeting of the Board of Directors following the annual meeting of shareholders, subject to earlier removal by the Board of Directors.

       Family relationships among officers and directors: Mr. Stan Swanson and Carole A. Swanson ("Ms. Carole Swanson") are husband and wife. Mr. Curtis Swanson is the son of Mr. Stan and Ms. Carole Swanson.

Business Experience of Directors & Officers.

       Stanley L. Swanson, a founder of the Company, has served as President, Chief Executive Officer, and Chairman of the Board since its inception in May, 1990.

       Curtis A. Swanson has been Chief Financial Officer, Executive Vice-President, and Treasurer of the Company since its inception in May, 1990.

       Jean M. Hedges ("Ms. Hedges") has been Corporate Controller for the Company since September 1993. Ms. Hedges has had extensive CPA firm experience and brings a 10-year record as a controller and business manager to the Company. Prior to her employment with the Company, Ms. Hedges was the controller of Stainback Casting, a manufacturer based out of Tyler, Texas, from 1992 to 1993.

       Carole A. Swanson, a co-founder of Fresh'n Lite, Inc., has served as Secretary of the Company since its inception in May, 1990.

       Edward C. Dmytryk ("Mr. Dmytryk") has been a director of the Company since 1992. Mr. Dmytryk is currently the chief executive officer and principal owner of Benchmark, Inc., a metal fabricating company located in Ft. Worth,
Texas.   From 1988 until January, 1995, Mr. Dmytryk was the chief operating officer for Bollinger Industries International, located in Irving, Texas.

       Henry Leonard ("Mr. Leonard") has been President and Chief Operating Officer of the Company since December 1997. In May of 1998 Mr. Leonard was elected a director of the Company. Prior to joining the Company in 1997, Mr. Leonard was President of Casa Ole' ALM, L.L.C., a franchise market partner joint venture with Casa Ole' Restaurants, Inc. From 1995 to 1996, Mr. Leonard was director of New Concept Development for Papa Gino's of America, Inc. From 1974 to 1994, Mr. Leonard served in a variety of posts for Pizza Systems / Summit Concepts (d.b.a Mazzio's and Ken's Pizza) including President and Chief Operating Officer.

       Robert (Bob) Lilly has been a director of the Company since March, 1995. Mr. Lilly is currently the owner of Professional Imaging & Promotions, Inc., a photography and graphics imaging company located in Graham, Texas.

ITEM 6:  EXECUTIVE COMPENSATION

       The following table sets forth certain compensation information regarding the Company's Chief Executive Officer. No officer of the Company received compensation during the most recent fiscal year in an amount exceeding $100,000.

Summary Compensation Table

                                                                        ANNUAL                LONG TERM
                                                                     COMPENSATION           COMPENSATION
                                                                     ------------           ------------
                                                                                        SECURITIES UNDERLYING
 NAME AND PRINCIPAL POSITION                       FISCAL YEAR          SALARY            OPTIONS/SARS (#)
 ---------------------------                       -----------          ------            ---------------
 Stanley L. Swanson, Chief Executive Officer           1997             $24,700                100,000
                                                       1996             $24,700                  -0-
                                                       1995             $24,700                  -0-

Option/SAR Grants in Last Fiscal Year

                                                                  INDIVIDUAL GRANTS
                                        --------------------------------------------------------------------
                                         NUMBER OF         % OF TOTAL
                                         SECURITIES       OPTIONS/SARS
                                         UNDERLYING        GRANTED TO       EXERCISE OR
                                        OPTIONS/SARS      EMPLOYEES IN       BASE PRICE
 NAME                                   GRANTED (#)        FISCAL YEAR         ($/SH)        EXPIRATION DATE
 ----                                   -----------        -----------      -----------      ---------------
 Stanley L. Swanson                       100,000             18.4%            $2.50        December 31, 2001

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

                                                                        NUMBER OF SECURITIES   VALUE OF
                                                                            UNDERLYING        UNEXERCISED
                                                                            UNEXERCISED      IN-THE-MONEY
                                                                          OPTIONS/SARS AT    OPTIONS/SARS AT
                         SHARES ACQUIRED ON                                  FY-END (#)        FY-END (#)
 NAME                      EXERCISE (#)       VALUE REALIZED                EXERCISABLE        EXERCISABLE
 ----                      -----------        -------------                 -----------       ------------
 Stanley L. Swanson           -0-                 -0-                         100,000          $50,000(1)

----------------
(1) Calculated based on a December 31, 1997, fair market value of $3.00 per share, less the exercise price of $2.50 per share.


Employment Agreement.

         The Company has entered into a five-year employment agreement with Mr. Leonard. Mr. Leonard received 25,000 shares of Common Stock as a signing bonus. The employment agreement provides Mr. Leonard with an annual salary of $75,000 per year with $25,000 a year increases for the five-year term of the employment agreement. The employment agreement also provides, as part of Mr. Leonard's base compensation, an option to purchase 250,000 shares of Common Stock exercisable over a five-year period in increments of 50,000 per year with the first exercise date set at December 15, 1998. Pursuant to the employment agreement, Mr. Leonard may receive additional incentive compensation based on the Company's achievement of projected net cash flow. The incentive would allow Mr. Leonard to purchase 20,000 shares of Common Stock per year and up to a 50% cash bonus as a percent of his base salary each year. The employment agreement also provides other typical employment benefits and a two-year non-compete restriction upon termination.


Director Compensation.

         No remuneration is paid to the Board of Directors for their service in that office, except that Mr. Lilly is paid $500 for each meeting, plus expenses, and he has been granted an option to acquire 50,000 shares. However, in the future the directors may receive a nominal director's fee for their attendance at meetings of the Company's Board of Directors, and reimbursement for actual expenses incurred in attending such meetings.

         On December 1, 1995, the Company entered into an agreement with Mr. Lilly whereby Mr. Lilly receives $1,500 plus the grant of an option to acquire Common Stock of the Company at not less than 100% of the fair market value as of the grant date, for each promotional appearance made by Mr. Lilly on behalf of the Company. This agreement superseded a previous agreement between Mr. Lilly and the Company through which Mr. Lilly acquired options to purchase 3,752 shares of Common Stock at $.10 per share. Pursuant to the superseded agreement, Mr. Lilly was granted an option to acquire stock at $.10 per share in a manner so that the difference between the price of $.10 per share and the fair market value of the stock at the time of the issuance of the grant multiplied by the number of shares equaled $2,500 for each day of promotional appearances that Mr. Lilly made before December 1, 1995 on behalf of the Company. Options covering 3,572 shares were granted for personal appearances made by Mr. Lilly on behalf of the Company before December 1, 1995.

Stock Option Plan.

         On March 1, 1997, the Board of Directors of the Company adopted its 1997 Incentive Stock Option Plan (the "1997 Plan") pursuant to which 300,000 shares of the Company's stock were set aside for the purpose of the granting of incentive stock options to directors and key employees of the Company. The purchase price of the stock purchased pursuant to the exercise of such an option is required to be not less than 100% of the fair market value of the stock on the date of the grant of the option. This plan was approved by the shareholders on May 1, 1998.

         Under the 1995 Incentive Stock Option Plan (the "1995 Plan"), an option for 50,000 shares has been granted to Mr. Lilly for service as a member of the Board of Directors with a purchase price of $1.50 per share. This option extends until March 1, 2000. Also under the 1995 Plan, Roland R. Jehl and Douglas K. Tabor, who served as directors for one-year terms expiring during 1997, have been granted an option for 25,000 shares each for service as members of the Board of Directors, with a purchase price of $1.50 per share. These options extend until October 19, 2000.

         The Company applies APB Opinion 25 and related interpretations in accounting for the 1995 Plan and the 1997 Plan. In 1995, the FASB issued FASB Statement No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), which, if fully adopted by the Company, would change the methods the Company applies in recognizing the cost of the 1995 Plan and the 1997 Plan. Adoption of the cost recognition provisions of SFAS 123 is optional and the Company has decided not to elect these provisions of SFAS 123. The Company recorded no stock-based compensation costs in 1997, 1996, or 1995. Had the fair values of options been recognized as compensation expense, costs would have increased by $228,270 ($172,270 after tax) in 1997 and $90,108 (no tax effect) in 1995. No options were granted in 1996. The effects of applying SFAS 123 in this proforma disclosure are not indicative of future amounts.

ITEM 7:  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

F'NL Investments, LLC.

         In 1995, Mr. Curtis Swanson, a director, Treasurer and Chief Financial Officer, and Mr. Dmytryk, a director, own F'NL Investments, LLC, a Texas limited liability company, which has entered into a franchise agreement with the Company for the establishment of a restaurant in Arlington, Texas. The franchise restaurant was to be located at 900 Six Flags Dr. in Arlington. F'NL Investments, LLC paid a $50,000 franchise fee to the Company and agreed to pay the Company royalties of 5% of gross revenues. The directors have elected to allow F'NL Investments, LLC to convert this restaurant to a pizza restaurant because of demographics and to open the franchise restaurant in Arlington at a location to be determined in the future. F'NL Investments, LLC will not be required to pay additional franchise fees when the new franchise site is selected.

         At December 31, 1996, the Company held a note receivable from F'NL Investments, LLC. The note was in the amount of $31,345 plus interest at a rate of 9%. The entire principal amount, along with interest, was repaid prior to the maturity date of April 30, 1996. The note was for salary payments made on behalf of F'NL Investments, LLC by the Company in connection with payroll services it was providing F'NL Investments, LLC in paying employees of F'NL Investments, LLC.

         At December 31, 1997, the Company held a note receivable from Mr. Curtis Swanson, an officer, director and shareholder of the Company, in the amount of $124,500. The note related to operating expenses of the Arlington franchise location. The note bears interest at 5% and is payable in two semiannual installments of $77,845, together with interest beginning on June 30, 1998.

Four Seasons Marine & Cycle, Inc.

         In December 1997, the Company bought its corporate headquarters for $1,250,000 from Four Seasons Marine & Cycle, Inc. ("Four Seasons"). Messrs. Curtis Swanson and Stan Swanson, directors and officers of the Company, each own 43% of Four Seasons. The purchase price was based on the appraised value of the facility. In addition, the transaction was approved by the Board of Directors of both Four Seasons and the Company.

ITEM 8:  DESCRIPTION OF SECURITIES

         The Company has only one class of capital stock consisting of Common Stock, of which it is authorized to issue 50,000,000 shares. No share of Common Stock is entitled to preference over any other share, and each share is equal to every other share in all respects. Holders are entitled to one vote for each share with respect to all matters voted upon by shareholders, including the election of directors; are entitled to receive dividends as may be declared by the Board of Directors out of funds legally available therefor; and are entitled to share pro rata in the distribution of assets available for such purpose in the event of liquidation. No preemptive rights attach to ownership of shares of Common Stock.

                                     PART II

ITEM 1:  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information and Holdings.

         The Company's Common Stock began trading on the Nasdaq Over the Counter Bulletin Board under the symbol "FLTT" on May 9, 1997. As of June 22, 1998, there were approximately 204 shareholders of record. The following table sets forth for the quarters indicated the high and low bid prices of the Company's Common Stock as reported by the Nat'l Daily Quotation Services, Inc. The prices reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

Dividends.

         The Company has not declared any cash dividends on its Common Stock during the fiscal years ended December 31, 1996 and December 31, 1997 nor during the first six months ended June 30, 1998. No restrictions exist on the Company's ability to pay dividends on its Common Stock in the future.


                      1997                                 HIGH          LOW
                      ----                                 ----          ---
First Quarter ...............................               N/A           N/A
Second Quarter ..............................         $   3.000     $   2.500
Third Quarter ...............................             3.750         2.500
Fourth Quarter ..............................             3.625         2.125

                      1998                                 HIGH          LOW
                      ----                                 ----          ---
First Quarter ...............................         $   3.000     $   1.649
Second Quarter ..............................             4.469         1.656



ITEM 2:  LEGAL PROCEEDINGS

         The Company is not presently a party to any litigation.

ITEM 3: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.

ITEM 4:  RECENT SALES OF UNREGISTERED SECURITIES

Sales of Units.

         During 1997, the Company sold 198,450 units for an aggregate offering price of $10.00 per unit. Each unit consisted of four shares of Common Stock and two warrants to purchase shares of Common Stock. Each warrant entitles the holder to purchase one share of Common Stock per warrant, for $3.00 per share, on or before June 25, 2001. The total amount raised through the sale of such units was $1,984,500, of which $56,600 was paid in underwriting commissions. The primary purpose of the sale of units was to raise capital for the purchase of the Company's corporate offices.

         In connection with the Company had entered into an underwriting agreement with Dillon-Gage Securities, Inc. ("Dillon-Gage"). After 56,600 units were sold, the underwriting agreement was terminated and Dillon-Gage refunded $10,000 of expenses previously advanced. Dillon-Gage retained the aforementioned 10% commission of $56,600. The Company then completed the sale of units.

         The Company is registered as an issuer broker dealer with the Texas Securities Board. The offering of the units was made only to residents of the State of Texas. The Company relied on the Section 3(a)(11) intrastate offering exemption of the Securities Act of 1933 as amended, for the sale of these securities. The sale of units concluded on December 12, 1997.


Sale of 6% Convertible Debentures.

         On May 29,1998, the Company issued $1,500,000 of the A Debentures to the Investors. The private placement yielded $1,335,000 in net proceeds to the Company (after deduction for the payment of the placement agent's fees and fees of counsel for the Investors). In connection with the private placement, the Company also issued to the Investors, Warrants to purchase up to an aggregate of 75,000 shares of the Company's Common Stock. The Company issued to the placement agent a Warrant to purchase up to 50,000 shares of the Company's Common Stock. The exercise price for the Warrants is $4.43, which is equal to 110% of the average closing bid prices of the Company's Common Stock for the five trading days immediately preceding May 29, 1998.

         The A Debentures can be converted into shares of the Company's Common Stock. The number of shares of Common Stock to be issued upon any such conversion will be determined based upon the lesser of (a) $4.00 per share (the closing bid price of the Common Stock on May 28, 1998), or (b) the average closing bid prices of the Company's Common Stock for the five trading day period ending on the trading day immediately preceding the date on which such A Debenture is converted, multiplied by a discount ranging from 25% to 17.5%. The Company granted to the Investors certain registration rights with respect to the shares of Common Stock underlying the A Debentures and the Warrants.

         On June 30, 1998, the Company issued $1,500,000 of the B Debentures to two of the Investors. The private placement yielded $1,335,000 in net proceeds to the Company (after deduction for the payment of the placement agent's fees and fees of counsel for two of the Investors). In connection with the private placement, the Company also issued to two of the Investors, Warrants to purchase up to an aggregate of 75,000 shares of the Company's Common Stock. The Company issued to the placement agent a Warrant to purchase up to 50,000 shares of the Company's Common Stock. The exercise price for the Warrants is $4.43, which is equal to 110% of the average closing bid prices of the Company's Common Stock for the five trading days immediately preceding May 29, 1998.

         The B Debentures can be converted into shares of the Company's Common Stock. The number of shares of Common Stock to be issued upon any such conversion will be determined based upon the lesser of (a) $4.00 per share (the closing bid price of the Common Stock on May 28, 1998), or (b) the average closing bid prices of the Company's Common Stock for the five trading day period ending on the trading day immediately preceding the date on which such B Debenture is converted, multiplied by a discount ranging from 25% to 17.5%. The Company granted to two of the Investors certain registration rights with respect to the shares of Common Stock underlying the B Debentures and the Warrants.

         If the A Debentures and the B Debentures are converted and the Warrants are exercised, then the ownership positions of the shareholders who own the Company's Common Stock will be diluted.

         The A Debentures and B Debentures were sold in an exempt private placement pursuant to Section 4(2) of the Securities Act of 1933, as amended. The A Debentures were sold to only three accredited Investors and the B Debentures were sold to only two of the accredited Investors.

ITEM 5:  INDEMNIFICATION OF OFFICERS AND DIRECTORS

Liability and Indemnification.

         The Company is a Texas corporation. Texas' corporation laws include provisions that may provide exculpation and indemnification to officers and directors. Such provisions could diminish the rights of shareholders to sue officers or directors. The Company's Articles of Incorporation exculpate the Company's directors from personal liability to the Company, except to the extent a Texas statute precludes such elimination of personal liability. The Company's Bylaws provide that the Company may advance expenses to, and indemnify, the Company's directors, officers, employees, agents and other persons, all to the fullest extent allowed by applicable law.

                        PART F/S -- FINANCIAL STATEMENTS

                               FRESH'N LITE, INC.

                          INDEX TO FINANCIAL STATEMENTS


                                    CONTENTS


Audited Financial Statements
         Independent Auditors Report .....................................21
         Balance Sheets ..................................................23
         Statements of Income ............................................25
         Statements of Changes in Shareholders' Equity ...................26
         Statements of Cash Flows ........................................27
         Notes to Financial Statements ...................................29


Interim Condensed Financial Statements
         Condensed Balance Sheets ........................................48
         Condensed Income Statement ......................................50
         Condensed Statements of Cash Flows ..............................51
         Notes to Interim Condensed Financial Statements (Unaudited) .....52


Interim Condensed Financial Statements
         Condensed Balance Sheets ........................................53
         Condensed Income Statement ......................................55
         Condensed Statements of Cash Flows ..............................56
         Notes to Interim Condensed Financial Statements (Unaudited) .....57

                               FRESH'N LITE, INC.


                     RESTATED FINANCIAL STATEMENTS TOGETHER
                              WITH AUDITORS' REPORT


                                DECEMBER 31, 1997

                          INDEPENDENT AUDITORS' REPORT


BOARD OF DIRECTORS,
FRESH'N LITE, INC.
LONGVIEW, TEXAS

We have audited the accompanying balance sheet of Fresh'n Lite, Inc. as of December 31, 1997, and the related statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fresh'n Lite, Inc. as of December 31, 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



/s/ T. G. PROTHRO & COMPANY, PLLC

Certified Public Accountants





Tyler, Texas
March 3, 1998, except for Note 14 as
 to which the date is August 12, 1998










           MEMBERS, AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
             MEMBERS, TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

                              FINANCIAL STATEMENTS

                               FRESH'N LITE, INC.
                                  BALANCE SHEET
                                DECEMBER 31, 1997


                                                                1997
                                                              Restated
                                                            -----------
  ASSETS
CURRENT ASSETS
Cash .................................................      $    20,373
Inventory ............................................           26,571
                                                            -----------
     Total Current Assets ............................           46,944
                                                            -----------

     PROPERTY AND EQUIPMENT (Pledged)
Buildings ............................................        3,774,141
Land .................................................          135,000
Leasehold Improvements ...............................           30,113
Vehicles and Equipment ...............................        1,250,302
                                                            -----------
     Total Property and Equipment ....................        5,189,556
Accumulated Depreciation .............................         (430,325)
                                                            -----------
     Property and Equipment - Net ....................        4,759,231
                                                            -----------

OTHER ASSETS
Assets Held for Sale,
  Net of Accumulated Depreciation ....................          909,835
Corporate Organizational Costs and Other Assets,
  Net of Accumulated Amortization ....................           32,651
Notes Receivable - Related Party .....................          164,543
                                                            -----------
     Total Other Assets .............................         1,107,029
                                                            -----------
     TOTAL ASSETS ....................................      $ 5,913,204
                                                            ===========



See accompanying notes to financial statements.

                               FRESH'N LITE, INC.
                                 BALANCE SHEET
                               DECEMBER 31, 1997


                                                                    1997
                                                                  Restated
                                                                  --------
            LIABILITIES AND SHAREHOLDERS' EQUITY

         CURRENT LIABILITIES
Accrued Expenses .............................................   $  340,635
Accounts Payable .............................................       52,864
Bank Overdraft ...............................................       48,104
Note Payable - Short Term ....................................       10,249
Income Taxes Payable .........................................        8,800
Current Portion of Capital Lease Obligation ..................        6,175
Current Portion of Notes Payable - Long Term .................      465,015
                                                                 ----------
         Total Current Liabilities ...........................      931,842

         OTHER LIABILITIES
Capital Lease Obligation, net of Current Portion .............      165,504
Notes Payable - Long Term, net of Current Portion ............    1,101,437
Deferred Income Tax Liability ................................      121,200
                                                                 ----------
         Total Liabilities ...................................    2,319,983
                                                                 ----------

         SHAREHOLDERS' EQUITY
Common Stock, $0.01 Par Value; 50,000,000 Shares Authorized;
  6,158,482 Shares Issued and Outstanding ....................       61,585
Additional Paid in Capital ...................................    3,278,499
Retained Earnings ............................................      254,387
                                                                 ----------
                                                                  3,594,471

Less:  Treasury Stock, at Cost, 1,250 Shares .................       (1,250)
                                                                 ----------
         Total Shareholders' Equity ..........................    3,593,221
                                                                 ----------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ..........   $5,913,204
                                                                 ==========




See accompanying notes to financial statements.

                               FRESH'N LITE, INC.
                              STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


                                                                         1997               1996               1995
                                                                       RESTATED           RESTATED           RESTATED
                                                                       --------           --------           --------
         REVENUES
Food and Beverage Sales.......................................        $ 3,106,144        $ 2,602,533        $ 1,840,756
Franchise Royalties Earned....................................                 --             34,774              5,211
Franchise Fees Earned.........................................                 --                 --             50,000
                                                                      -----------        -----------        -----------
         Total Revenues.......................................          3,106,144          2,637,307          1,895,967
                                                                      -----------        -----------        -----------

         EXPENSES
Food and Beverage Costs.......................................            890,944            740,422            522,180
Salaries and Contract Labor...................................            744,750            580,517            473,757
Payroll and Other Taxes.......................................            145,893            118,574             92,619
Professional Fees.............................................             95,662             88,542             17,646
Advertising and Promotional...................................            129,274             64,878             42,275
Rent..........................................................            160,049            105,673             70,182
Insurance.....................................................             61,424             41,525             46,390
Franchise System Costs........................................             10,000             22,311             57,392
Telephone.....................................................             41,346             20,823             22,765
Travel........................................................             12,269              5,763              8,412
Utilities.....................................................            100,331             86,794             67,926
Depreciation..................................................            233,881            162,793            122,633
Amortization..................................................            188,539            119,301            137,445
Interest......................................................                 --            101,499             86,683
Linen and Laundry.............................................             39,918             22,452             10,291
Repairs and Maintenance.......................................             40,062             19,164             12,261
Supplies......................................................             12,247             12,099              8,116
Miscellaneous.................................................             20,169             19,240             11,730
                                                                      -----------        -----------        -----------
         Total Expenses.......................................          2,926,758          2,332,370          1,810,703
                                                                      -----------        -----------        -----------
         OPERATING INCOME.....................................            179,386            304,937             85,264

Income Tax Expense:
         Current..............................................              8,800                 --                 --
         Deferred.............................................             51,200             70,000                 --
                                                                      -----------        -----------        -----------

         NET INCOME...........................................        $   119,386        $   234,937        $    85,264
                                                                      ===========        ===========        ===========

         EARNINGS PER SHARE
Basic Earnings Per Share......................................        $      0.02        $      0.04        $      0.02
                                                                      ===========        ===========        ===========

Diluted Earnings Per Share....................................        $      0.02        $      0.04        $      0.02
                                                                      ===========        ===========        ===========



See accompanying notes to financial statements.

                               FRESH'N LITE, INC.
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


                                                     ADDITIONAL       RETAINED                         TOTAL
                                         COMMON       PAID IN         EARNINGS         TREASURY     SHAREHOLDERS'
                                         STOCK        CAPITAL        (DEFICITS)         STOCK          EQUITY
                                         -----        -------        ---------          -----          ------
Balances, January 1, 1995 .........    $49,729      $  999,520       $(185,200)       $   (1,250)     $   862,799
         Net Income ...............         --              --           85,264               --           85,264
         Sale of Common Stock,
           291,734 Shares .........      2,918         365,334               --               --          368,252
                                       -------      -----------      -----------      -----------     -----------
Restated Balances, December 31,
  1995.............................     52,647       1,364,854          (99,936)          (1,250)       1,316,315

         Net Income ...............         --              --          234,937               --          234,937
         Sale of Common Stock,
           226,400 Shares .........      2,264         563,736               --               --          566,000
         Stock Issuance Costs .....         --        (159,980)              --               --         (159,980)
                                       -------      -----------      -----------      -----------     -----------
Restated Balances, December 31,
  1996 ............................     54,911       1,768,610          135,001           (1,250)       1,957,272

         Net Income ...............         --              --          119,386               --          119,386
         Sale of Common Stock,
           667,400 Shares .........      6,674       1,661,826               --               --        1,668,500
         Stock Issuance Costs .....         --        (151,937)              --               --         (151,937)
                                       -------      -----------      -----------      -----------     -----------
Restated Balances, December 31,
  1997 ............................    $61,585     $ 3,278,499      $   254,387      $    (1,250)     $ 3,593,221
                                       -------      -----------      -----------      -----------     -----------


See accompanying notes to financial statements.

                               FRESH'N LITE, INC.
                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


                                                                              1997             1996            1995
                                                                           (Restated)       (Restated)       (Restated)
                                                                          -----------      -----------      -----------
Cash Flows from Operating Activities:
         Net Income .................................................     $   119,386      $   234,937      $    85,264
                                                                          -----------      -----------      -----------
         Adjustments to Reconcile Net Income to
           Net Cash Provided by Operating Activities:
                  Depreciation ......................................         223,881          162,793          122,633
                  Amortization ......................................         188,539          119,301          137,445
                  Deferred Income Taxes .............................          51,200           70,000               --
                  Change in Net Capital Leases ......................         (19,750)          (2,131)            (808)
                  Net Change in Assets and Liabilities:
                           (Increase) Decrease in Inventory .........             618            8,172          (11,063)
                           Increase (Decrease) in Accounts Payable ..           5,854          (13,074)         (15,173)
                           Increase (Decrease) in Accrued Expenses ..          45,824          (50,505)          86,121
                           Increase in Income Taxes Payable .........           8,800               --               --
                                                                          -----------      -----------      -----------
                  Total Adjustments .................................         514,966          294,556          319,155
                                                                          -----------      -----------      -----------
                           Net Cash Provided by Operating Activities:         634,352          529,493          404,419
                                                                          -----------      -----------      -----------

Cash Flows from Investing Activities:
         Capital Expenditures .......................................      (2,288,392)        (771,327)        (928,617)
         Expenditures for Preopening/Remodel
           Costs and other Assets ...................................              --          (74,708)         (54,495)
(Increase) Decrease in Note Receivable - Related Party ..............        (133,198)           9,712          (41,057)
(Increase) Decrease in Deferred Stock Issuance Costs
  and Deferred Franchise System Costs ...............................              --          102,935          (15,000)
                                                                          -----------      -----------      -----------
                           Net Cash Used in Investing Activities ....      (2,421,590)        (733,388)      (1,039,169)
                                                                          -----------      -----------      -----------

Cash Flows from Financing Activities:
         Sale of Common Stock, Net of Stock Issuance Costs ..........       1,168,500          406,020          200,001
         Financing through Bank Overdrafts ..........................          48,103          (31,004)          10,675
         Borrowings on Notes Payable ................................       1,451,239          144,694          487,550
         Principal Payments on Notes Payable ........................        (877,871)        (312,570)         (57,825)
                                                                          -----------      -----------      -----------
                           Net Cash Provided by Financing Activities        1,789,971          207,140          640,401
                                                                          -----------      -----------      -----------

                  NET INCREASE IN CASH ..............................           2,733            3,245            5,651

CASH AT BEGINNING OF YEAR ...........................................          17,640           14,395            8,744
                                                                          -----------      -----------      -----------
         CASH AT END OF YEAR ........................................     $    20,373      $    17,640      $    14,395
                                                                          -----------      -----------      -----------


See accompanying notes to financial statements.

                          NOTES TO FINANCIAL STATEMENTS

                               FRESH'N LITE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997


       NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


ORGANIZATION AND OPERATIONS
Fresh'n Lite, Inc., "the Company" (a Texas corporation since October, 1995), was incorporated as Bosko's, Inc., in May 1990 as a Delaware corporation. In December 1992, the corporate title was changed to Fresh'n Lite, Inc. in order to have its restaurants' names more reflective of its products. The Company's restaurants changed their names throughout 1992, which resulted in significant costs being capitalized during that year. In 1995, the Company merged from a Delaware corporation into F'NL, Inc., a Texas corporation. Immediately, the Company changed its name to Fresh'n Lite, Inc.

Prior to 1994, the Company's restaurants provided healthy foods and beverages in a "fast food" deli atmosphere. During 1994, the Company expanded all restaurants into "full service" restaurants, offering dinner menus and a wait staff. During 1995, the Company closed the Texarkana, Longview and Nacogdoches restaurants and reopened them as Aunt Bea's Home Cooking. During 1997, the Company closed the Texarkana, Longview, and Nacogdoches restaurants. All of the Company's restaurants are now located in the Dallas/Ft. Worth Metroplex.

Following is a summary of the Company's restaurants:


LOCATION                                                   DATE OPENED/STATUS
--------                                                   ------------------
Tyler, Texas (sold August 1994,
  Repurchased March 1995,
  Closed December 1997)..............................      February 1991
Longview, Texas (Closed 1997)........................      March 1992
Nacogdoches, Texas (Closed 1997).....................      May 1993
Texarkana, Texas (Closed 1997).......................      June 1994
Dallas (Frankford Avenue), Texas.....................      July 1995
Irving (Valley Ranch), Texas.........................      February 1997
The Colony, Texas....................................      October 1997
Richardson, Texas....................................      Under Construction

Other restaurant locations are under consideration.


INVENTORY
Inventory consists of food and beverage products and paper supplies stated at the lower of cost (determined on the first-in, first-out basis) or market value.

PROPERTY AND EQUIPMENT
Property and equipment items are stated at cost. Expenditures for maintenance and repairs are charged to expense as incurred. Major improvements are capitalized. Significantly all property and equipment is pledged against the Company's notes payable.

                               FRESH'N LITE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997


         NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


The Company has satisfactory title for all owned assets, except for the corporate headquarters, including land, purchased during the year ended December 31, 1997. These assets were purchased pursuant to a contract for sale dated December 1, 1997, which transfers title via warranty deed to the Company upon payment in full and fulfillment of all other obligations under the contract. The seller was a corporation owned primarily by two officers/directors of the Company and the sales price approximated the corporation's historical cost basis in the assets sold.



RESTAURANT PREOPENING/REMODEL COSTS
During the period of construction or major remodel of the Company's East Texas restaurants, the Company capitalized certain costs pertaining to these restaurants. These costs include interest, salaries, advertising, contract labor, rent, repairs, supplies, and other costs that relate to either the preopening period, in the case of a new restaurant, or the remodeling period, in the case of a major remodel of an existing restaurant. Once the new restaurants open or existing restaurants' major remodels were completed, capitalization ceased. During the year ended December 31, 1997, certain of these costs were reclassified as building costs. The remaining costs were fully amortized as a result of the East Texas restaurants costs being closed.




DEFERRED STOCK ISSUANCE COSTS
The Company offered stock for sale during 1996, using an Underwriter for the first time. As costs and expenses were incurred pursuant to the stock offering, they were deferred until the stock sale took place. When the stock sale took place in 1996, these costs, which aggregated $159,980, reduced the additional paid in capital realized from the sale. During the year ended December 31, 1997, additional attorney's fees and expense totaling $151,937 were incurred and reduced the additional paid in capital realized from 1997 stock sales.




FRANCHISE SYSTEM COSTS
During 1995, 1996, and 1997, the Company incurred certain internal, as well as external, costs as it developed its franchise system. These costs are expensed as incurred. During the years ended December 31, 1997, 1996 and 1995, the Company expensed franchise system costs in the amount of $10,000, $22,311 and $57,392, respectively.



FRANCHISE FEES
The Company has sold one franchise to a franchisee that is an entity partially owned by an officer/stockholder of the Company. The terms of the franchise require a $50,000 fee to be paid to the Company. The Company recognizes this payment as revenue when it has completed its obligations under the franchise agreement. At December 31, 1995, the Company had no further obligation under this initial franchise and has received the fee of $50,000.

                               FRESH'N LITE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997


         NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)



In addition to the franchise fee, the Company earns royalties based upon 5% of the franchisee's gross sales. The Company recognizes franchise royalty revenue when earned, not when received. During 1996, the Company's only franchise was closed by its owner. Accordingly, the Company earned no royalties during 1997. At December 31, 1996, the Company had earned $34,774 from royalties, of which $7,500 was not paid at year end. At December 31, 1995, the Company had earned $5,211 from such royalties which was not paid at year end. The Company is still promoting its franchise operations and hopes to secure additional franchises in the near future.



ADVERTISING AND PROMOTIONAL COSTS
All advertising and promotional costs are charged to operations when incurred. Advertising and promotional costs were $ 129,274 for the year ended December 31, 1997. Advertising and promotional costs were $64,878 and $42,275 for the years ended December 31, 1996 and 1995, respectively.




DEPRECIATION AND AMORTIZATION
Leasehold improvements are amortized over the terms of the underlying leases using the straight-line method. Buildings are depreciated over the estimated useful lives of twenty years using the straight-line method. Vehicles and equipment are depreciated over the estimated useful lives of five to ten years using the straight-line method.




CAPITALIZED LAND LEASES
At December 31, 1997, the Company was leasing land in Longview, Texas, that has been reclassified as an asset held for sale. For financial reporting purposes, the lease is capitalized at an amount equal to the lesser of the present value of the lease payments or market value. No depreciation is being recorded on the capitalized land leases.



CASH AND CASH EQUIVALENTS
For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company paid no cash for income taxes in 1997 and paid $126,659 for interest in 1997. The Company paid no cash for income taxes in 1996 and paid $123,403 for interest in 1996. The Company paid no cash for income taxes in 1995 and paid $93,307 for interest in 1995.




INCOME TAXES
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of tax currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes.

                               FRESH'N LITE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997


         NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)



The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), capitalized land leases (capitalized for financial statement purposes but not for income tax purposes) and basis of accounting (cash basis for income tax purposes and accrual basis for financial statement purposes).

The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income.


ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates that affect certain reported amounts and disclosures. These estimates are based on management's knowledge and experience. Accordingly, actual results could differ from these estimates.


CONSIDERATION OF CREDIT RISK
The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances are at all times within federal insurance limits. The Company believes their cash management policies effectively address their cash in bank credit risk. All restaurant sales are either cash or credit card. The credit card sales are approved at point of sale with very little risk of loss.

RECLASSIFICATIONS
Certain reclassifications have been made to the prior periods' financial statements in order to conform them to the classifications used for the current year.


COMPENSATED ABSENCES
The Company requires employees to use their earned vacation prior to the end of each year. If the employees fail to use their compensated absences prior to year-end, they lose their benefit. Accordingly, no liability has been accrued in the accompanying financial statements for compensated absences.



ASSETS HELD FOR SALE
In accordance with SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company has reclassified certain assets from "Property and Equipment" to "Assets Held for Sale" in the accompanying financial statements. Management identified assets totaling $1,101,700, net of accumulated depreciation totaling $191,865, as being held for sale during the year ended December 31, 1997. The assets reclassified were land, capitalized land lease, building, furniture

                               FRESH'N LITE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997


         NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


and equipment and leasehold improvements of the Company's Longview and Nacogdoches restaurants that were closed during the year ended December 31, 1997. Management is unable to provide an expected disposal date, but is actively pursuing selling the assets as quickly as possible while maximizing potential sales proceeds. Depreciation on the reclassified assets was ceased at the point management committed to a plan to dispose of the assets.



EARNINGS PER SHARE
The Company has adopted SFAS 128 "Earnings Per Share" ("EPS") to compute and present earnings per share in its financial statements. This statement requires dual presentation of basic diluted EPS on the face of the income statement. The statement is effective for financial statements issued for periods ending after December 31, 1997 and requires restatement of all prior-period EPS data presented.



         NOTE 2 - INVENTORY

A summary of inventory, by restaurant location, is as follows:

                                                                                     1997
                                                                                     ----
Tyler, Texas (Inventory will be transferred to other locations).......             $ 5,179
Dallas (Frankford Avenue), Texas......................................               6,058
Irving (Valley Ranch), Texas..........................................               7,819
The Colony, Texas.....................................................               7,515
Richardson, Texas.....................................................                  --
                                                                                   -------
                                            Total Inventory...........             $26,571
                                                                                   =======

                               FRESH'N LITE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997


         NOTE 3 - CORPORATE ORGANIZATIONAL COSTS


Corporate Organizational Costs consist of the following:

                                                                              ACCUMULATED
                                                              COSTS          AMORTIZATION
                                                              -----          ------------
Balances, January 1, 1997.................................  $  42,695         $  41,542
         Additions........................................         --             1,153
Balances, December 31, 1997...............................  $  42,695         $  42,695
                                                            =========         =========


Other costs included with Corporate Organizational Costs in the balance sheet aggregated $32,651 as of December 31, 1997, consisting of $17,163 in utility and other deposits and $15,488 in prepaid insurance.



         NOTE 4 - INCOME TAXES


                                                                      1997                   1996                 1995
                                                                      ----                   ----                 ----
Earnings before income taxes..............................       $  179,386             $  304,937             $ 85,264
Add (Deduct):
    Timing differences....................................           38,360                (48,177)              69,911
                                                                 ----------             ----------             --------

        Taxable income before net operating loss..........          217,746                256,760              155,175
            Net operating loss utilized...................          191,877                256,760              155,175
                                                                 ----------             ----------             --------
                  Taxable Income..........................       $   25,869             $       --             $     --
                                                                 ==========             ==========             ========
Current income tax expense................................       $    8,800             $       --             $     --
                                                                 ==========             ==========             ========

During the year ended December 31, 1997, the Company completely utilized its tax loss carryforwards totaling $191,877 to offset taxable income.

                               FRESH'N LITE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997


         NOTE 4 - INCOME TAXES (CONTINUED)

Deferred taxes result from differences in the bases of assets and liabilities for income tax and financial statement purposes. The source of the differences and the tax effect creating the balance at December 31, 1997, 1996 and 1995 are as follows:

                                               1997           1996           1995
                                               ----           ----           ----
Deferred tax assets:
     Net operating loss carryforward ...... $      --      $ (53,405)     $(127,908)
     Valuation allowance ..................        --             --         11,962
                                            ---------      ---------      ---------
         Net deferred tax asset ...........        --        (53,405)      (115,946)
                                            ---------      ---------      ---------

Deferred tax liabilities:
     Difference in depreciation methods ...   124,000         97,800         48,500
     Deduction of startup costs ...........     6,250         82,750         95,040
     Cash to accrual conversion ...........    (3,000)       (47,900)       (35,060)
     Other ................................     2,750         14,755          7,466
                                            ---------      ---------      ---------
         Net deferred tax liability .......   130,000        123,405        115,946
                                            ---------      ---------      ---------

         Balance .......................... $ 130,000      $  70,000      $      --
                                            =========      =========      =========

         NOTE 5 - NOTE PAYABLE-SHORT TERM

Note payable-short term at DECEMBER 31, 1997 consisted of the following:


AFCO Credit Corporation, dated July 25, 1997, due May 28, 1998, interest rate at
10.5%, payable in 9 monthly payments of $2,619 beginning August 28, 1997 and the balance at maturity.

                                                                          $  10,249
                                                                          =========

                               FRESH'N LITE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997


         NOTE 6 - NOTES PAYABLE-LONG TERM


Notes payable-long term at DECEMBER 31, 1997 consisted of the following:

                                                                       AMOUNT
                                                                       ------
East Texas National Bank, dated June 30, 1997, due June 20, 2000, interest rate at 9.50%, payable in 36 monthly payments of $3,594 beginning June 30, 1997 and the balance at maturity, including interest collateralized by the Company's real and personal
property in Gregg, Nacogdoches and Bowie counties, Texas ............ $ 321,794

East Texas National Bank, dated January 28, 1994, due January 28,
1998, interest rate at 8.50%, payable in 36 monthly payments of $ 3,282 beginning February 7, 1994 and the balance at maturity, including interest, collateralized by the Company's real and personal
property in Gregg, Nacogdoches and Bowie counties, Texas ............   282,953

East Texas National Bank, dated November 1, 1995, due October 12,
1998, interest rate at 10.25%, pay in 35 Monthly payments
of $1,864 beginning November 12, 1995 and the balance at maturity, including interest, collateralized by a second lien on the
Company's Frankford Avenue leasehold estate in Dallas, and by a security interest in various equipment, fixtures and other personal
property at that location ...........................................   128,481

Related Parties:

        Carole A. Swanson, dated March 12, 1997, due September 15, 2001, interest rate at 9.26% ding in 50 monthly payments of $478 beginning April 15, 1997 and the balance at maturity,
        including interest, collateralized by a second lien on a
        Company automobile...........................................    18,152

        Four Seasons, Inc., dated December 1, 1997, due December 1,
        2012, interest rate at 10%, payable in 180 monthly payments of
        $8,060 beginning January 1, 1998 and the balance at maturity, including interest, subject to contract for sale dated
        December 1, 1997............... .............................   750,000

        Infinity Financial Services, dated March 13, 1997, due March
        27, 2002, interest rate at 9.99%, payable in 60 monthly
        payments of $522 beginning April 27, 1997 and the balance at maturity, including interest, secured by a Company
        automobile................................... ...............    21,850

        Infinity Financial Services, dated March 13, 1997, due March
        27, 2002, interest rate at 9.99%, payable in 60 monthly
        payments of $373 beginning April 27, 1997 and the balance at maturity including interest, secured by a Company
        automobile................................... ...............    15,820

        Bank One, Texas, NA, dated May 9, 1997, due, June 15, 2002, interest rate at 9.65%, payable in 59 monthly payments of $474 beginning June 15, 1998 and the balance at maturity, including
        interest, secured by a Company automobile....................    21,062

        Frost National Bank, dated March 31, 1995, due May 31, 2000, interest rate at 11.990%, payable $241 monthly, including
        interest, secured by a Company automobile....................     6,340
                                                                       --------

                          FRESH'N LITE, INC.
                     NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997


         NOTE 6 - NOTES PAYABLE-LONG TERM (CONTINUED)

                                                                   AMOUNT
                                                                   ------
         Total Notes Payable-Long Term.......................    1,566,452
Less Current Portion.........................................     (465,015)
                                                                ----------
         Notes Payable-Long Term, net of Current Portion.....   $1,101,437
                                                                ==========

During the years ended December 31, 1997, 1996 and 1995, the Company capitalized as building and equipment costs $124,199, $44,500 and $12,347, respectively, in interest related to the above notes payable.

Notes Payable-Long Term are expected to mature over the next five years as follows:


1998........................................      $   465,015
1999........................................           59,061
2000........................................          341,940
2001........................................           49,742
2002........................................           40,818
Later Years.................................          609,876
                                                  -----------
                  Total.....................      $ 1,566,452
                                                  ===========


         NOTE 7 - LEASES

Following is a summary of the Company's operating and capital leases:

                  Tyler, Texas restaurant (land and building):
         The sublease term is from April 1, 1995 to July 31, 1999. Minimum lease rentals are $1,500 per month with no contingent rentals. The lease includes a five year option at the same terms and conditions as during the primary term. This has been classified as an operating lease.


                  Longview, Texas restaurant (land):
         The lease term is for twenty years, beginning January 6, 1992. Minimum lease rentals are $1,000 per month for the first 36 months, $1,300 per month for the next 24 months, $1,500 per month for the next 60 months and $1,600 per month for the final 120 months. The lease includes contingent rentals based upon a percentage of gross sales, that becomes due if the contingent rentals exceed the minimum rentals. No contingent rentals have become due as of December 31, 1997. The lease also contains an option to purchase the land for $160,000 within the first five years of the lease. Management elected not to exercise their option on the land. This lease has been classified as a capital lease as it contains a bargain purchase option.

                          FRESH'N LITE, INC.
                     NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997


         NOTE 7 - LEASES (CONTINUED)



                  Texarkana, Texas restaurant (land):
         The lease term is for twenty years beginning February 1, 1994. Minimum lease rentals are $1,547 per month for the first 36 months, $1,949 per month for the next 60 months, $2,258 per month for the next 60 months, $2,615 per month for the final 84 months, with no contingent rentals. The lease also contains an option to purchase the land for $200,000 during the first three years of the lease. Management elected not to exercise their option on the land. This lease has been classified as a capital lease during the period that the purchase option was valid and is currently classified as an operating lease since the purchase option has expired.

                  Dallas (Frankford Avenue), Texas restaurant (land):
         The lease term is for twenty years beginning February 21, 1995. Minimum lease rentals are $4,250 per month for the first 60 months, $4,583 per month for the next 60 months, $5,167 per month for the next 60 months, and $5,417 per month for the final 60 months, with no contingent rentals. The lease also contains two five year extensions at $5,750 per month for the first five year period and $6,083 per month for the second five year period. This has been classified as an operating lease as no transfer of title or bargain purchase option is contained in this land lease.

                  Irving (Valley Ranch), Texas restaurant (land):
         The lease term is for twenty years beginning November 15, 1996. Minimum lease rentals are $3,625 per month for the first 60 months, $4,167 per month for the next sixty months, $4,667 per month for the next 60 months, and $5,250 per month for the final 60 months with no contingent rentals. The lease also contains two five year extensions, the first at market rate, but not to exceed $7,083 per month, and the second at market rate. This lease has been classified as an operating lease as it contains no transfer of title provision or bargain purchase option.


                  The Colony, Texas restaurant (land):
         The lease term is for twenty years beginning October 15, 1997. Minimum lease rentals are $4,300 per month for the first 60 months, $4,575 per month for the next 60 months, $4,900 per month for the next 60 months, and $5,117 per month for the final 60 months with no contingent rentals. The lease also contains an option to purchase the land for $550,000 at any time during, but not after, the first three years of the initial term of the lease. This lease has been classified as an operating lease as no transfer of title or bargain purchase option is contained in this land lease.

                  Richardson, Texas restaurant (land):
         The lease term is for twenty years beginning December 15, 1997. Minimum lease rentals are $4,667 per month for the first 48 months, $4,947 per month for the next 36 months, $5,244 per month for the next 36 months, $5,559 per month for the next 36 months, $5,892 per month for the next 36 months, $6,246 per month for the next 36 months, and $6,620 per month for the final 36 years with no contingent rentals. The Company has the option to renew the lease for one term of ten years. This lease has been classified as an operating lease as no transfer of title or bargain purchase option is contained in this land lease.

                          FRESH'N LITE, INC.
                     NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997


         NOTE 7 - LEASES (CONTINUED)


                  Computers and related equipment:
         The lease is with AT&T Capital Corporation, dated October 5, 1993. The lease term is for 60 months beginning October 14, 1993. Minimum lease rentals are $579 per month. This lease has been classified as an operating lease.



         OPERATING LEASES

At December 31, 1997 the Company was leasing its Tyler restaurant land and building as well as certain computer equipment under operating leases. The Company also leased land for its Texarkana, Dallas, Valley Ranch and Richardson restaurants under operating leases. The annual minimum lease payments under noncancelable operating leases as of December 31, 1997 are as follows:



         Years Ending December 31:
1998...............................................   $  249,282
1999...............................................      235,992
2000...............................................      227,490
2001...............................................      229,768
2002...............................................      245,226
Later Years........................................    3,956,348
                                                      ----------
         Total Minimum Lease Payments..............   $5,144,106
                                                      ==========


         CAPITAL LEASE

At December 31, 1997, the Company was leasing the land for its Longview, Texas, restaurant under a capital lease. The lease contains a bargain purchase option that management intends to exercise and, accordingly, it is recorded in the Company's assets and liabilities.

The following is a schedule by years of future minimum lease payments required under the capital leases, together with their present value as of December 31, 1997:

                          FRESH'N LITE, INC.
                     NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997


         NOTE 7 - LEASES (CONTINUED)



         Years Ending December 31:
1998..........................................         $  18,000
1999..........................................            18,000
2000..........................................            18,000
2001..........................................            18,000
2002..........................................            19,200
Later Years...................................           172,800
                                                       ---------
    Total Minimum Lease Payments..............         $ 264,000
Less Amount Representing Interest.............           (93,320)
                                                       ---------
    Present Value of Minimum Lease Payments...           171,680
Less Short Term Portion.......................            (6,175)
                                                       ---------
    Present Value of Minimum Lease                     $ 165,505
      Payments, net of Current Portion........         =========



During the year ended December 31, 1997, the Company recognized $12,221 in interest cost related to the above capital lease. During the year ended December 31, 1996, the Company recognized $24,791 in interest cost related to capital leases. During the year ended December 31, 1995, the Company charged to expense $32,153 in interest costs related to capital leases.



         NOTE 8 - SUMMARY OF NONCASH TRANSACTIONS

Following is a summary of noncash investing and financing activities for the years ended December 31:

                                                                           1997             1996             1995
                                                                           ----             ----             ----
Exchange Common Stock for Furniture and Equipment....................      $      --       $       --       $   34,901
Exchange Common Stock for Building Costs.............................        500,000               --           89,650
Exchange Common Stock for Deferred Stock Issuance Costs..............             --               --            5,000
Exchange Common Stock for Debt Repayment.............................             --               --           38,700
Accrued Deferred Stock Issuance Cost.................................       (151,937)              --          (82,935)
Accrued Tyler Equipment Purchase.....................................             --               --            7,682
                                                                           ---------       ----------       ----------
         Total Noncash Investing and Financing Activities:                 $ 348,063       $       --       $   92,998
                                                                           =========       ==========       ==========

                          FRESH'N LITE, INC.
                     NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997


         NOTE 9 - CONTINGENCIES

Litigation was threatened against the Company by AT&T Capital Corporation regarding an equipment lease entered into by the Company. The potential claim was for approximately $30,000. Counsel has advised the Company on April 12, 1997 that AT&T had agreed not to pursue its claims against the Company and that the likelihood of a non-favorable outcome was nominal at all times.

Suit was filed against the Company in 1994 for damages arising from an employee accident involving a meat slicer. The Company has paid the employee's medical expenses of $2,014 during 1995. The employee was seeking unspecified additional amounts for lost wages, pain and suffering, disfigurement and impairment. The suit was scheduled for mediation on May 22, 1996 and for trial on July 8, 1996. During 1996 the Company settled this claim for $14,000.

During the year ended December 31, 1997, a plaintiff filed suit against the Company for an alleged breach of lease and service agreement with regards to restaurant locations that have been closed. Plaintiff has demanded approximately $27,000 in damages and other costs. Management denies responsibility in the suit, but may agree to an out of court settlement for a lesser amount in order to bring an expeditious end to the matter. No estimate of a potential settlement amount has been included in the accompanying financial statements as it is not reasonably estimable.

         NOTE 10 - RELATED PARTY TRANSACTIONS

On February 17, 1995, the Company sold 133,333 shares of its common stock, par value $.01 per share (the "Common Stock") to the Company's largest food distributor for $200,000, pursuant to a food purchase/stock purchase agreement. The agreement binds the Company to purchase 90% of its food products from the distributor for five years, as well as to repurchase the Common Stock at the original price if one of two repurchasing events occur. As of December 31, 1996, the Company's obligation under this agreement has expired. The Company is unaware of and has not been notified that any repurchasing events have occurred. As of December 31, 1996, the Company's obligation under the common stock repurchase portion of the agreement has expired. The Company is continuing to satisfy its obligation under the food purchase portion of the agreement.

At December 31, 1997, the Company held a note receivable from an officer/shareholder of the Company in the amount of $124,500. The note bears interest at 5% and is payable in two semiannual installments of $77,845, together with interest beginning on June 30, 1998.

At December 31, 1997, the Company held a note receivable from a shareholder of the Company in the amount of $15,000. The note bears interest at 9% and is payable in two semiannual installments of $8,018, together with interest beginning on June 30, 1998.

                          FRESH'N LITE, INC.
                    NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1997


         NOTE 10 - RELATED PARTY TRANSACTIONS (CONTINUED)


At December 31, 1997, the Company held a note receivable from a company, owned by a shareholder of the Company in the amount of $17,653. The note bears interest at 9% and is payable in twelve monthly installments of $1,543, together with interest beginning on February 1, 1998.

At December 31, 1997, the Company held a note receivable from a sister corporation in the amount of $7,390. The note bears interest at 10% and is payable in one installment of $7,390, together with interest on March 1, 1998.

The Company has a long-term operating lease agreement with a corporation that owns a significant amount of the Company's stock. Minimum rents receivable are $8,500 per month for five years and the lease covers office and retail space at the Company's headquarters occupied by the corporation.

         NOTE 11 - STOCK OPTIONS

On May 23, 1997, the Board of Directors of the Company adopted its 1997 Incentive Stock Option Plan (the "1997 Plan) pursuant to which 200,000 shares of the Company's Common Stock were set aside for the purpose of granting of incentive stock options to directors and key employees of the Company. The purchase price of the stock purchased pursuant to the exercise of such an option is required to be not less than 100% of the fair market value of the stock on the date of the grant of the option, or 110% of such value in the case of a holder of 10% of the stock of the Company. This plan was approved by shareholders on May 23, 1997. None of these stock options have been exercised.

On March 1, 1995, the Board of Directors of the Company adopted its 1995 Incentive Stock Option Plan (the "1995 Plan") pursuant to which 100,000 shares of the Company's Common Stock were set aside for the purpose of granting of incentive stock options to directors and key employees of the Company. The purchase price of the stock purchased pursuant to the exercise of such an option is required to be not less than 100% of the fair market value of the stock on the date of the grant of the option. This plan was approved by shareholders on October 19, 1995.

Under the 1995 Plan, an option for 50,000 shares has been granted to one shareholder for service as a member of the Board of Directors with a purchase price of $1.50 per share and expires March 1, 2000. Also, under the 1995 Plan, two other Directors have been granted options for 25,000 shares each for service as members of the Board with a purchase price of $1.50 per share and expire on October 19, 2000. None of these stock options have been exercised.

Under a contract approved by the Board of Directors, a consulting company was granted options to purchase 300,000 shares of the Company's Common Stock with a purchase price of $2.50 per share and expiring on October 10, 2002. Also, under employment contracts approved by the Board of Directors, two officers of the Company were granted options to purchase 100,000 shares each of the Company's Common Stock with a purchase price of $3.00 per share expiring December 31, 2002. At December 31, 1997, none of these options had been exercised.

The Company applies APB Opinion 25 and related interpretations in accounting for the 1995 Plan and the 1997 Plan. In 1995, the FASB issued FASB Statement No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), which, if fully adopted by the Company, would change the methods the

                          FRESH'N LITE, INC.
                     NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997


         NOTE 11 - STOCK OPTIONS (CONTINUED)


Company applies in recognizing the cost of the 1995 Plan and the 1997 Plan. Adoption of the cost recognition provisions of SFAS 123 is optional and the Company has decided not to elect these provisions of SFAS 123. The Company recorded no stock-based compensation costs in 1997, 1996, or 1995. Had the fair values of options been recognized as compensation expense, costs would have increased by $228,270 ($172,270 after tax) in 1997 and $90,108 (no tax effect) in 1995. No options were granted in 1996. The effects of applying SFAS 123 in this proforma disclosure are not indicative of future amounts. A summary of the status of the Company's stock options as of December 31, 1995, 1996, and 1997 and the changes during the year ended on those dates is presented below.


                                    1995

                                                            # SHARES OF           WEIGHTED
                                                            UNDERLYING             AVERAGE
                                                              OPTIONS           EXERCISE PRICES
                                                            ------------        ---------------
Outstanding at beginning of the year .....................           0               N/A
Granted ..................................................     103,572            $  1.45
Exercised ................................................           0               N/A
Forfeited ................................................           0               N/A
Expired ..................................................           0               N/A
Outstanding at end of the year ...........................     103,572            $ 1.45
Exercisable at end of the year ...........................     103,572            $ 1.45
Weighted-average FV of options granted during the year ...     $   .87                --

                                    1996

                                                            # SHARES OF           WEIGHTED
                                                            UNDERLYING             AVERAGE
                                                              OPTIONS           EXERCISE PRICES
                                                            ------------        ---------------
Outstanding at beginning of the year......................    103,572               $ 1.45
Granted ..................................................          0                  N/A
Exercised ................................................          0                  N/A
Forfeited ................................................          0                  N/A
Expired ..................................................          0                  N/A
Outstanding at end of the year ...........................    103,572               $ 1.45
Exercisable at end of the year ...........................    103,572               $ 1.45

                          FRESH'N LITE, INC.
                     NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997


         NOTE 11 - STOCK OPTIONS (Continued)

                                    1997

                                                            # SHARES OF           WEIGHTED
                                                            UNDERLYING             AVERAGE
                                                              OPTIONS           EXERCISE PRICES
                                                            ------------        ---------------
Outstanding at beginning of the year .................         103,572                $ 1.45
Granted ..............................................         543,500                  2.67
Exercised ............................................               0                   N/A
Forfeited ............................................               0                   N/A
Expired ..............................................               0                   N/A
Outstanding at end of the year .......................         647,072                  2.47
Exercisable at end of the year .......................         647,072                  2.47
Weighted-average FV of options granted during the year       $     .42                    --

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield of 0%, risk-free interest rate of 5.57% and 7.8%, expected lives of 1 1/4 years and 3 1/4 years, and volatility of 74.9% respectively for 1997 and 1995.

The following table summarizes information about stock options outstanding at December 31, 1997:

                                          OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
                        -------------------------------------------------     ---------------------------------
                            NUMBER      WEIGHTED AVG.                            NUMBER
  RANGE OF EXERCISE     OUTSTANDING AT   REMAINING          WEIGHTED AVG.     EXERCISABLE AT    WEIGHTED AVG.
       PRICES              12/31/97     CONTR. LIFE        EXERCISE PRICE       12/31/97        EXERCISE PRICE
  -----------------     --------------  -------------      --------------     --------------    --------------
    $.10 - $1.50            103,572          2.49               $ 1.45             103,572          $ 1.45
   $1.50 - $3.00            543,500          4.86               $ 2.67             543,500          $ 2.67
    $.10 - $3.00            647,072          4.48               $ 2.47             647,072          $ 2.47

         NOTE 12 - RESTAURANT PREOPENING/REMODEL COSTS


A summary of Restaurant Preopening/Remodel Costs, by restaurant location, is as follows:



                                                                                       ACCUMULATED
                                                                     COSTS            AMORTIZATION
                                                                     -----            -------------
Balances, January 1, 1997......................................     $  685,778           $  397,217
         Additions.............................................             --              187,387
         Transfers to building costs...........................       (122,552)             (21,378)
         Dispositions..........................................       (563,226)            (563,226)
Balances, December 31, 1997....................................     $       --           $       --
                                                                    ==========           ==========

                          FRESH'N LITE, INC.
                     NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997



         NOTE 13 - EARNINGS PER SHARE

The Company has adopted SFAS 128. This standard, effective for financial statements ending after December 15, 1997, requires that all prior-period EPS data be restated to conform to the new standard. The Company had conformed to SFAS 128 for all periods being presented.

BASIC EPS:
Basic EPS is computed by dividing the numerator (net income available to common shareholders) by the denominator (weighted-average shares outstanding). For the years ended December 31, 1997, 1996 and 1995, there were no reconciling items between "net income available to common shareholders" and "net income."

The numerators used are as follows:

          YEAR                          TITLE                       AMOUNT
          ----                          -----                       ------
          1997                       Net Income                     $ 119,386
          1996                       Net Income                     $ 234,937
          1995                       Net Income                     $ 85,264


The denominators used are as follows:

       YEAR                          TITLE                            AMOUNT
       ----                          -----                            ------
       1997             Weighted-Average Shares Outstanding          5,807,700
       1996             Weighted-Average Shares Outstanding          5,321,282
       1995             Weighted-Average Shares Outstanding          5,118,648

DILUTED EPS:
Diluted EPS is computed by dividing the numerator ("net income available to common shareholders" less the income impact of any assumed dilutive conversions) by the denominator ("weighted-average shares outstanding" plus incremental shares from any assumed dilutive conversions). For the years ended December 31, 1997, 1996 and 1995, there were no income impacts of any assumed dilutive conversions.

The numerators used are as follows:

        YEAR                          TITLE                            AMOUNT
        ----                          -----                            ------
        1997                       Net Income                      $   119,386
        1996                       Net Income                      $   234,937
        1995                       Net Income                      $    85,264

                          FRESH'N LITE, INC.
                     NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997




         NOTE 13 - EARNINGS PER SHARE (CONTINUED)


The denominators used are as follows:


       YEAR                          TITLE                          AMOUNT
       ----                          -----                          ------
       1997     Weighted-Average Shares Outstanding                5,807,700
       Plus     Incremental shares from dilutive stock options        47,500
                1997 denominator                                   ---------
                                                                   5,855,200
                                                                   ---------
       1996     Weighted-Average Shares Outstanding                5,321,282
       Plus     Incremental shares from dilutive stock options        43,500
                1996 denominator                                   ---------
                                                                   5,364,782
       1995     Weighted-Average Shares Outstanding                5,118,648
       Plus     Incremental shares from dilutive stock options          None
                1995 denominator                                   ---------
                                                                   5,118,648


Stock options totaling 533,500 and 103,572 shares for 1997 and 1995, respectively, were not included in the above computations because their effect would have been antidilutive.


         NOTE 14 - PRIOR PERIOD ADJUSTMENTS AND RESTATEMENTS

Certain errors, resulting in both the understatement and overstatement of previously reported assets, liabilities and expenses for 1997, 1996 and 1995, resulted in the following changes to total assets, beginning retained earnings (deficits) and net income:

                                 1997

                                                                     BEGINNING
                                                                     RETAINED
                                                   TOTAL ASSETS      EARNINGS        NET INCOME
                                                   ------------      --------        ----------
As previously reported ........................  $ 8,145,537      $   182,225      $   110,862
Overstatement of capitalized land leases ......   (2,175,000)          (5,951)           4,583
Overstatement of capitalized franchise costs...      (57,333)         (65,273)           7,941
Deferred taxes on above items .................           --           24,000           (4,000)
                                                 -----------      -----------      -----------
         As restated ..........................  $ 5,913,204      $   135,001      $   119,386
                                                 ===========      ===========      ===========

                          FRESH'N LITE, INC.
                     NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997



         NOTE 14 - PRIOR PERIOD ADJUSTMENTS AND RESTATEMENTS (CONTINUED)


                                 1996

                                                                     BEGINNING
                                                                     RETAINED
                                                   TOTAL ASSETS      EARNINGS        NET INCOME
                                                   ------------      --------        ----------
As previously reported ........................  $ 4,643,517      $   (40,876)     $   223,101
Overstatement of capitalized land leases ......     (900,000)          (1,668)          (4,283)
Overstatement of capitalized franchise costs ..      (65,273)         (57,392)          (7,881)
Deferred taxes on above items .................           --               --           24,000
                                                 -----------      -----------      -----------
         As restated ..........................  $ 3,378,244      $   (99,936)     $   234,937
                                                 ===========      ===========      ===========

                                 1995

                                                                     BEGINNING
                                                                     RETAINED
                                                   TOTAL ASSETS      EARNINGS        NET INCOME
                                                   ------------      --------        ----------
As previously reported ........................  $ 3,787,941      $  (185,200)     $   144,324
Overstatement of capitalized land leases ......     (500,000)              --           (1,668)
Overstatement of capitalized franchise costs ..      (57,392)              --          (57,392)
Deferred taxes on above items .................           --               --               --
                                                 -----------      -----------      -----------
         As restated ..........................  $ 3,230,549      $  (185,200)     $    85,264
                                                 ===========      ===========      ===========

                          FRESH'N LITE, INC.
                        CONDENSED BALANCE SHEET
                   FOR THE THREE MONTH PERIOD ENDING
                            MARCH 31, 1998



                                                               DECEMBER 31,        MARCH 31,
                                                                   1997             1998
                                                               -----------       ----------
                                                                (Restated        (Unaudited)
                                                                Unaudited)
                  ASSETS

         CURRENT ASSETS

Cash .....................................................       $   20,373       $  201,163
Inventory ................................................           26,571           26,468
                                                                 ----------       ----------
         Total Current Assets ............................           46,944          227,631
                                                                 ----------       ----------

         PROPERTY AND EQUIPMENT (Pledged)
Buildings ................................................         3,774,141       4,545,522
Land .....................................................           135,000         135,000
Leasehold Improvements ...................................            30,113          30,113
Vehicles and Equipment ...................................         1,250,302       1,398,060
                                                                 -----------       ----------
         Total Property and Equipment ....................         5,189,556       6,108,695
Accumulated Depreciation .................................          (430,325)       (466,475)
                                                                 -----------       ----------
         Property and Equipment - Net ....................         4,759,231       5,642,220
                                                                 -----------      ----------

         OTHER ASSETS
Assets Held for Sale, Net of Accumulated Depreciation ....           909,835         441,373
Corporate Organizational Costs and Other Assets,
  Net of Accumulated Amortization ........................            32,651          30,683

Notes Receivable - Related Parties........................           164,543         146,005
                                                                 -----------      ----------
         Total Other Assets ..............................         1,107,029         618,061
                                                                 -----------      ----------
         TOTAL ASSETS ....................................        $5,913,204      $6,487,912
                                                                 ===========      ==========

See accompanying notes to interim condensed financial statements.

                          FRESH'N LITE, INC.
                        CONDENSED BALANCE SHEET
                   FOR THE THREE MONTH PERIOD ENDING
                            MARCH 31, 1998

(Continued)


                                                               DECEMBER 31,        MARCH 31,
                                                                   1997             1998
                                                               -----------       ----------
                                                               (Restated         (Unaudited)
                                                               Unaudited)
                  LIABILITIES AND SHAREHOLDERS EQUITY

         CURRENT LIABILITIES
Accrued Expenses ..........................................      $  340,635       $  314,665
Accounts Payable ..........................................          52,864           62,357
Bank Overdraft ............................................          48,104               --
Note Payable - Short-Term .................................          10,249            3,389
Income Taxes Payable ......................................           8,800            8,800
Current Portion of Capital Lease Obligations ..............           6,175            6,175
Current Portion of Notes Payable - Long Term ..............         465,015          215,020
                                                                 ----------       ----------
         Total Current Liabilities ........................         931,842          610,406

         OTHER LIABILITIES
Capital Lease Obligations, net of Current Portion .........         165,504          165,504
Notes Payable - Long-Term, net of Current Portion .........       1,101,437        1,484,590
Deferred Income Tax Liability .............................         121,200          121,200
                                                                 ----------       ----------
         Total Liabilities ................................       2,319,983        2,381,700
                                                                 ----------       ----------

         CONTINGENCIES

         SHAREHOLDERS' EQUITY
Common Stock, $.01 Par Value; 50,000,000 Shares Authorized;
  6,356,852 Shares Issued and Outstanding .................          61,585           63,568
Additional Paid In Capital ................................       3,278,499        3,574,071
Retained Earnings - Prior .................................         135,001          254,387
Retained Earnings - Current ...............................         119,386          215,436
                                                                     (1,250)          (1,250)
                                                                 ----------       ----------
Less Treasury Stock, at Cost, 1,250 shares
         Total Shareholders Equity ........................       3,593,221        4,106,212
                                                                 ----------       ----------
         TOTAL LIABILITIES AND SHAREHOLDERS EQUITY ........       5,913,204        6,487,912
                                                                 ==========       ==========




See accompanying notes to interim condensed financial statements.

                          FRESH'N LITE, INC.
                      CONDENSED INCOME STATEMENT
                  FOR THE THREE MONTH PERIODS ENDING
                   MARCH 31, 1997 AND MARCH 31, 1998


                                                    MARCH 31, 1997      MARCH 31, 1998
                                                    --------------      --------------
                                                 (Restated Unaudited)    (Unaudited)
SALES.......................................         $   712,352         $   798,219

         EXPENSES
Cost of Sales...............................             204,967             205,156
Salaries and Contract Labor.................             208,836             228,022
Payroll and other Taxes.....................              32,024              39,882
Professional Fees...........................              53,892               8,428
Advertising and Promotional.................              18,568              15,285
Rent........................................              35,644              50,579
Insurance...................................              13,804              17,121
Telephone...................................               7,858               5,309
Travel......................................               3,750               3,231
Utilities...................................              25,045              23,592
Depreciation................................              38,464              36,150
Amortization................................             192,294              14,850
Interest....................................              19,744              33,846
Linen and Laundry...........................               5,284              11,575
Repairs and Maintenance.....................              17,718              20,129
Supplies....................................               6,518               9,307
Miscellaneous...............................               2,500                   0
                                                     -----------         -----------
         Total Expenses.....................             886,910             722,462
                                                     -----------         -----------
         OPERATING INCOME (LOSS)............           (174,558)              75,757

         OTHER INCOME/(EXPENSE)
Profit/(Loss) on Sale of Assets.............                  --             111,593
Rental Income...............................                  --              28,086
Income Tax (Expense) Benefit:
         Current............................                  --                  --

         Deferred...........................                  --                  --
                                                     -----------         -----------
         NET INCOME.........................           (174,558)             215,436

Basic Earnings Per Share....................         $     (.03)         $      .034
Diluted Earnings Per Share..................         $     (.03)         $      .034



See accompanying notes to interim condensed financial statements.

                          FRESH'N LITE, INC.
                   CONDENSED STATEMENT OF CASH FLOWS
                  FOR THE THREE MONTH PERIODS ENDING
                   MARCH 31, 1997 AND MARCH 31, 1998


                                                                          MARCH 31, 1997    MARCH 31, 1998
                                                                          --------------    --------------
                                                                       (Restated Unaudited)   (Unaudited)
Cash Flows from Operating Activities:

         Net Income (Loss) ...........................................      $ (174,558)      $ 215,436
                                                                            ----------       ---------
Adjustments to Reconcile Net Income to
  Net Cash Provided by Operating Activities:
         Depreciation ................................................          38,464          36,150
         Amortization ................................................         192,294          14,850

         Net Change in Assets and Liabilities:
                  Decrease / (Increase) in Inventory .................         (27,768)            103
                  (Decrease) / Increase in Accounts Payable ..........         (18,070)        (51,471)

                  (Decrease) / Increase in Accrued Expenses ..........         (40,018)        (25,970)
                                                                            ----------       ---------
         Total Adjustments ...........................................         144,902         (26,338)
                                                                            ----------       ---------
                  Net Cash Provided by Operating Activities ..........         (29,656)        189,098
                                                                            ----------       ---------

Cash Flows from Investing Activities:
         Capital Expenditures ........................................        (239,804)       (919,139)
         Expenditures for Preopening/Remodel Costs
           and other Assets ..........................................         (24,020)              0
         (Increase) / Decrease in Notes Receivable ...................         (19,221)         18,538


         Increase in Deferred Franchise System Costs .................         (39,969)              0
         Net Proceeds from Sale of Assets ............................               0         461,580
                                                                            ----------       ---------
                  Net Cash Used in Investing Activities ..............        (323,014)       (439,021)
                                                                            ----------       ---------
Cash Flows from Financing Activities:
         Sale of Common Stock ........................................         698,000         297,555
         Borrowing on Notes Payable ..................................         385,000         633,158
         Principal Payments on Notes Payable .........................        (556,727)       (500,000)
                                                                            ----------       ---------
                  Net Cash Provided by Financing Activities ..........         526,273         430,713
                                                                            ----------       ---------

         NET INCREASE / (DECREASE) IN CASH ...........................         173,603         180,790
         CASH AT BEGINNING OF YEAR ...................................          19,640          20,373
                                                                            ----------       ---------
         CASH AT END OF PERIOD .......................................         193,243         201,163
                                                                            ==========       =========



See accompanying notes to interim condensed financial statements.

                          FRESH'N LITE, INC.
            NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS
                   FOR THE THREE MONTH PERIOD ENDING
                            MARCH 31, 1998
                              (Unaudited)

NOTE 1.    BASIS OF PRESENTATION

           The condensed financial statements of Fresh'n Lite, Inc. (the "Company") as of March 31, 1997 and March 31, 1998 have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission. The Company owns and operates four restaurants under the names of "Fresh'n Lite Cafe & Grill" and "Street Talk Cafe."

           The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly state the operating results for the respective periods. However, these operating results are not necessarily indicative of the results expected for the full fiscal year. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principals have been omitted pursuant to such rules and regulations. The notes to the condensed financial statements should be read in conjunction with the notes to the financial statements contained in the Annual Report filed on May 1, 1997 on Form 10-KSB and the notes to the financial statements contained in the Form 10- KSB/A-1 filed on August 14, 1998 Company management believes that the disclosures are sufficient for interim financial reporting purposes.

NOTE 2.    SALE OF RESTAURANT FACILITY

           On March 17, 1998, the Company sold its facility in Nacogdoches, Texas. The Company realized a gain of $111,593 on the sale of this facility which was previously classified as "assets held for sale."

NOTE 3.    SUBSEQUENT EVENTS

           On April 3, 1998, the Board of Directors approved a plan to repurchase up to 100,000 shares of the Company's Common Stock. Repurchases will be made from time to time in open market transactions. All repurchases will be made in accordance with applicable securities regulations, and the timing of the repurchases will be dependent upon market conditions, share price, and other factors. The repurchased Common Stock may be used by the Company to meet the needs of its various stock option plans, or for other corporate purposes.

           On April 8, 1998, the Board of Directors approved an increase in the previously approved stock repurchase plan from 100,000 to 150,000 shares.

                          FRESH'N LITE, INC.
                        CONDENSED BALANCE SHEET
                    FOR THE SIX MONTH PERIOD ENDED
                             JUNE 30, 1998


                                                                           DECEMBER 31,       JUNE 30,
                                                                               1997             1998
                                                                           ------------      ---------
                                                                            (Restated       (Unaudited)
                                                                            Unaudited)
                  ASSETS

           CURRENT ASSETS
Cash..........................................................           $       20,373   $    1,789,639
Inventory.....................................................                   26,571   $       40,270
                                                                         --------------   --------------
           Total Current Assets...............................                   46,944        1,829,909
                                                                         --------------   --------------
           PROPERTY AND EQUIPMENT (Pledged)
Buildings.....................................................                3,774,141        5,347,868
Land..........................................................                  135,000          385,000
Leasehold Improvements........................................                   30,113           30,113
Vehicles and Equipment........................................                1,250,302        2,518,525
                                                                         --------------   --------------

           Total Property and Equipment.......................                5,189,556        8,281,506

Accumulated Depreciation......................................                 (430,325)        (479,132)
                                                                         --------------   --------------

           Property and Equipment - Net ......................                4,759,231        7,802,374
                                                                         --------------   --------------
           OTHER ASSETS
Assets Held for Sale, Net of Accumulated Depreciation.........                  909,835          241,413
Corporate Organizational Costs and Other Assets,
  Net of Accumulated Amortization.............................                   32,651           26,299
Notes Receivable - Related Parties............................                  164,543           75,000
                                                                          -------------   --------------
           Total Other Assets.................................                1,107,029          342,712
                                                                          -------------   --------------
           TOTAL ASSETS.......................................            $   5,913,204    $   9,974,995
                                                                          =============    =============



See accompanying notes to interim condensed financial statements.

                               FRESH'N LITE, INC.
                             CONDENSED BALANCE SHEET
                         FOR THE SIX MONTH PERIOD ENDED
                                  JUNE 30, 1998
(Continued)



                                                                          DECEMBER 31,          JUNE 30,
                                                                              1997               1998
                                                                          ------------         -----------
                                                                      (Restated Unaudited)     (Unaudited)
                  LIABILITIES AND SHAREHOLDERS EQUITY

           CURRENT LIABILITIES
Accrued Expenses....................................................      $  340,635            $   44,715
Accounts Payable....................................................          52,864                67,547
Bank Overdraft......................................................          48,104                   --
Note Payable - Short Term...........................................          10,249                   --
Income Taxes Payable................................................           8,800                 8,800
Current Portion of Capital Lease Obligations........................           6,175                 6,175
Current Portion of Notes Payable - Long Term........................         465,015               292,604
                                                                          ----------            ----------
           Total Current Liabilities................................         931,842               419,841

           OTHER LIABILITIES
Capital Lease Obligations, Net of Current Portion...................         165,504               165,000
Notes Payable - Long Term, Net of Current Portion...................       1,101,437             2,206,874
Deferred Income Tax Liability.......................................         121,200               121,200
                                                                          ----------            ----------
           Total Other Liabilities..................................       1,388,141             2,493,074
                                                                          ----------            ----------
           Total Liabilities........................................       2,319,983             2,912,915
                                                                          ----------            ----------

           SHAREHOLDERS EQUITY
Common Stock, $.01 Par Value; 50,000,000 Shares Authorized;
  6,356,852 Shares Issued and Outstanding...........................          61,585                63,568
Additional Paid In Capital..........................................       3,278,499             6,244,071
Retained Earnings - Prior...........................................         135,001               254,387
Retained Earnings - Current.........................................         119,386               501,304
Less Treasury Stock, at Cost........................................          (1,250)               (1,250)
                                                                          ----------            ----------
           Total Shareholders Equity................................       3,593,221             7,062,080
                                                                          ----------            ----------

           TOTAL LIABILITIES AND SHAREHOLDERS EQUITY................       5,913,204             9,974,995
                                                                          ==========            ==========




See accompanying notes to interim condensed financial statements.

                               FRESH'N LITE, INC.
                           CONDENSED INCOME STATEMENT
                FOR THE THREE MONTH AND SIX MONTH PERIODS ENDING
                        JUNE 30, 1997 AND JUNE 30, 1998



                                                               THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                     JUNE 30,                       JUNE 30,
                                                             ----------------------          ----------------------
                                                              1997            1998            1997            1998
                                                             -------        -------          ------          ------
                                                           (Restated       (Unaudited)      (Restated      (Unaudited)
                                                           Unaudited)                       Unaudited)
SALES.................................................       $809,930       $942,635         $1,522,822   $1,740,854

           EXPENSES
Food & Beverage Costs.................................        221,410        268,455            426,377      473,611
Salaries and Contract Labor...........................        209,736        208,857            418,572      436,879
Payroll and other Taxes...............................         32,126         34,389             64,690       74,271
Professional Fees.....................................         27,927         19,087             81,819       27,515
Advertising and Promotional...........................         20,138         27,155             38,706       42,440
Rent..................................................         34,308         57,984             69,952      108,563
Insurance.............................................          8,963         17,588             22,767       34,709
Telephone.............................................          9,962          5,983             17,820       11,292
Travel................................................          4,325          3,657              8,075        6,888
Utilities.............................................         21,208         23,357             46,253       46,949
Depreciation..........................................         51,701         34,618             90,165       70,768
Amortization..........................................         19,472         16,567            211,766       31,417
Interest..............................................         36,841         43,888             56,585       77,734
Linen and Laundry.....................................         10,946         12,042             16,230       23,617
Repairs and Maintenance...............................         16,765         15,595             34,483       35,654
Supplies..............................................          6,833         11,535             13,351       20,842
Miscellaneous.........................................          6,375          6,080              8,875        6,080
                                                             --------       --------         ----------    ----------
           Total Expenses.............................        739,036        806,837          1,626,486     1,529,229
                                                             --------       --------         ----------    ----------
OPERATING INCOME (LOSS)...............................         70,894        135,798           (103,664)      211,625
OTHER INCOME/(EXPENSE)
Profit/(Loss) on Sale of Assets.......................             --        150,000                 --       261,593
Rental Income.........................................             --             --                 --        28,086
Income Tax (Expense) Benefit:
           Current....................................             --             --                 --            --
           Deferred...................................             --             --                 --            --
                                                             --------       --------         ----------    ----------
           NET INCOME.................................         70,894        285,868           (103,664)      501,304
Basic Earnings Per Share..............................       $   .012       $   .045         $    (.017)  $      .079
Diluted Earnings Per Share............................       $   .012       $   .045         4    (.017)  $      .079


See accompanying notes to interim condensed financial statements.

                          FRESH'N LITE, INC.
                   CONDENSED STATEMENT OF CASH FLOWS
                    FOR THE SIX MONTH PERIODS ENDED
                    JUNE 30, 1997 AND JUNE 30, 1998



                                                                         JUNE 30, 1997      JUNE 30, 1998
                                                                         -------------      -------------
                                                                     (Restated Unaudited)    (Unaudited)
Cash Flows from Operating Activities:

Net Income (Loss).........................................                  $(103,653)       $    501,304
                                                                            ---------        ------------

Adjustments to Reconcile Net Income to
  Net Cash Provided by Operating Activities:
           Depreciation..............................................         90,165               70,768
           Amortization..............................................        211,766               31,417

           Net Change in Assets and Liabilities:
                  Decrease / (Increase) in Inventory.................        (28,215)             (13,699)
                  (Decrease) / Increase in Accounts Payable..........         (6,537)              14,683
                  (Decrease) / Increase in Accrued Expenses..........       (114,277)            (295,920)
                                                                            ---------        ------------

           Total Adjustments.........................................        152,902             (192,751)
                                                                            ---------        ------------

                  Net Cash Provided by Operating Activities..........        (49,249)             308,553
                                                                            ---------        ------------

Cash Flows from Investing Activities:
           Capital Expenditures......................................       (612,822)          (3,091,950)
           Expenditures for Preopening/Remodel Costs
             and other Assets........................................        (24,020)                   0
           (Increase) / Decrease in Notes Receivable.................        (25,521)              89,543
           Increase in Deferred Franchise System Costs...............        (39,969)                   0
                  Net Proceeds from Sale of Assets...................             11              562,539
                                                                            ---------        ------------

                  Net Cash Used in Investing Activities..............       (702,321)          (2,439,868)
                                                                            ---------        ------------
Cash Flows from Financing Activities:
           Sale of Common Stock......................................         959,500           2,967,555
           Borrowing on Notes Payable................................               0           1,433,026

           Principal Payments on Notes Payable.......................        (166,585)           (500,000)
                                                                            ---------        ------------

                  Net Cash Provided by Financing Activities..........         792,915           3,900,581
                                                                            ---------        ------------

           NET INCREASE / (DECREASE) IN CASH.........................          41,345           1,769,266


           CASH AT BEGINNING OF YEAR.................................          18,967              20,373
                                                                            ---------        ------------

           CASH AT END OF PERIOD.....................................          60,312           1,789,639
                                                                            =========        ============



See accompanying notes to interim condensed financial statements.

                          FRESH'N LITE, INC.
            NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS
                    FOR THE SIX MONTH PERIOD ENDED
                             JUNE 30, 1998
                              (Unaudited)


NOTE 1.    BASIS OF PRESENTATION

           The condensed financial statements of Fresh'n Lite, Inc. (the "Company") as of June 30, 1997 and June 30, 1998 have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission. The Company owns and operates four restaurants under the names of "Fresh'n Lite Cafe & Grill" and "Street Talk Cafe."

           The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly state the operating results for the respective periods. However, these operating results are not necessarily indicative of the results expected for the full fiscal year. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principals have been omitted pursuant to such rules and regulations. The notes to the condensed financial statements should be read in conjunction with the notes to the financial statements contained in the Form 10-SB/A-3 filed on August 14, 1998. Company management believes that the disclosures are sufficient for interim financial reporting purposes.

NOTE 2.    SALE OF RESTAURANT FACILITY

           On March 17, 1998, the Company sold its facility in Nacogdoches, Texas. The Company realized a gain of $111,593 on the sale of this facility which was previously classified as "assets held for sale."

           On June 29, 1998, the Company sold its facility in Texarkana, Texas. The Company realized a gain of $150,000 on the sale of this facility which was previously classified as "assets held for sale."

NOTE 3.    OTHER EVENTS

           On April 3, 1998, the Board of Directors approved a plan to repurchase up to 100,000 shares of the Company's Common Stock. Repurchases will be made from time to time in open market transactions. All repurchases will be made in accordance with applicable securities regulations, and the timing of the repurchases will be dependent upon market conditions, share price and other factors. The repurchased Common Stock may be used by the Company to meet the needs of its various stock option plans or for other corporate purposes.

           On April 8, 1998, the Board of Directors approved an increase in the previously approved stock repurchase plan from 100,000 to 150,000 shares.

           On May 29, 1998, the Company issued $1,500,000 of 6% Convertible Debentures due May 29, 2000 (the "A Debentures"), in a private placement to three accredited investors (the "Investors"). The private placement yielded $1,335,000 in net proceeds to the Company (after deduction of the placement agent's fees and fees of counsel for the Investors). In connection with the private

                          FRESH'N LITE, INC.
            NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS
                    FOR THE SIX MONTH PERIOD ENDED
                             JUNE 30, 1998
                              (Unaudited)


           placement, the Company also issued to the Investors, warrants to purchase up to an aggregate of 75,000 shares of the Company's Common Stock (the "Warrants"). The Company issued to the placement agent a Warrant to purchase up to 50,000 shares of the Company's Common Stock. The exercise price for the Warrants is $4.40 per share, which is equal to 110% of the average closing bid prices of the Company's Common Stock for the five trading days immediately preceding May 29, 1998.

           The A Debentures can be converted into shares of the Company's Common Stock. The number of shares of Common Stock to be issued upon any such conversion will be determined based upon the lesser of (a) $4.00 per share (the closing bid price of the Common Stock on May 28, 1998), or (b) the average closing bid prices of the Company's Common Stock for the five trading day period ending on the trading day immediately preceding the date on which such A Debenture is converted, multiplied by a discount ranging from 25% to 17.5%. The Company granted to the Investors certain registration rights with respect to the shares of Common Stock underlying the A Debentures and the Warrants.


           The beneficial conversion feature attached to the A Debentures is valued at $500,000. The value is calculated at the date of issue as the difference between the conversion price most beneficial to the investor and the fair value of the common stock into which the security is convertible, multiplied by the number of shares into which the security is convertible. This amount will be amortized into interest expense during the period between issuance of the debt and the date the securities can be converted at the highest discount.


           On June 30, 1998, the Company issued a second tranche of $1,500,000 of its 6% Convertible Debentures due June 30, 2000 (the "B Debentures"), in a private placement to two of the Investors. The private placement yielded $1,335,000 in net proceeds to the Company (after deduction of the placement agent's fees and fees of counsel for two of the Investors). In connection with the private placement, the Company also issued to two of the Investors, Warrants to purchase up to an aggregate of 75,000 shares of the Company's Common Stock. The Company issued to the placement agent a Warrant to purchase up to 50,000 shares of the Company's Common Stock. The exercise price for the Warrants is $4.30 per share, which is equal to 110% of the average closing bid prices of the Company's Common Stock for the five trading days immediately preceding June 30, 1998.

           The B Debentures can be converted into shares of the Company's Common Stock. The number of shares of Common Stock to be issued upon any such conversion will be determined based upon the lesser of (a) $3.9062 per share (the closing bid price of the Common Stock on June 29, 1998), or (b) the average closing bid prices of the Company's Common Stock for the five trading day period ending on the trading day immediately preceding the date on which such B Debenture is converted, multiplied by a discount ranging from 25% to 17.5%. The Company granted to two of the Investors certain registration rights with respect to the shares of Common Stock underlying the B Debentures and the Warrants.


           The beneficial conversion feature attached to the B Debentures is valued at $500,000. The value is calculated at the date of issue as the difference between the conversion price most beneficial to the investor and the fair value of the common stock into which the security is convertible, multiplied by the number of shares into which the security is convertible. This amount will be amortized into interest expense during the period between issuance of the debt and the date the securities can be converted at the highest discount.

                                    PART III

ITEM 1: INDEX TO EXHIBITS

           Attached hereto are the exhibits as required.

    EXHIBIT NO.                     DESCRIPTION OF EXHIBIT                                  PAGE NO.
    ----------                      ----------------------                                  --------
     2.1*             Articles of Incorporation                                               --
     2.2*             Amendment to Articles of Incorporation                                  --
     2.3*             By-Laws                                                                 --
     3.1              Warrant Agreement filed as an exhibit to the Company's                  --
                      Form 10-KSB dated February 28, 1997 and incorporated by
                      reference
     6.1***           Primary Distribution Agreement dated as of February 17,                 --
                      1995, by and between Consolidated Companies, Inc. on the
                      one hand and Fresh'n Lite Inc. on the other
     6.2CE***         Lease with Option to Purchase dated as of January 6, 1992               --
                      by and between Gibson Properties, Inc. on the one hand and
                      Bosko's, Inc. on the other
     6.3CE***         Restaurant Lease dated as of September 15, 1997 by and                  --
                      between USRP (Midon), LLC on the one hand and Fresh'n
                      Lite, Inc. on the other
     6.4CE***         Ground Lease dated as of February 21, 1995 by and between               --
                      Peter D. Fonberg Investments -- on the one hand and Fresh'n
                      Lite, Inc. on the other
     6.5CE***         Ground Lease dated as of July 15, 1996 by and between                   --
                      MacArthur Partners, Ltd. on the one hand and Fresh'n
                      Lite, Inc. on the other
     6.6CE***         Ground Lease Agreement dated as of April 11, 1997 by and                --
                      between Robert M. Farrell -- Development, Ltd. on the one
                      hand and Fresh'n Lite, Inc. on the other
     6.7CE***         Lease Agreement dated as of November 7, 1990 by and                     --
                      between Harold Wilder on the one hand and Bosko's, Inc.
                      on the other
     6.8CE***         1997 Incentive Stock Option Plan                                        --
     6.9***           Franchise Agreement dated as of October 1, 1995 by and                  --
                      between Fresh'n Lite, Inc. on the one hand and F'NL
                      Investments, LLC on the other
     6.10CE***        Lease with Option to Purchase dated as of October 15, 1993              --
                      by and between Connor Patman and Steve and Ann M.
                      Raffaelli on the one hand and Fresh'n Lite, Inc. on the
                      other
     6.11CE***        Sublease Agreement dated as of May 25, 1998 by and between              --
                      Jason Sukiennik, Jennifer -- Sukiennik and Pete Sukiennik
                      on the one hand and Fresh'n Lite, Inc. on the other
     27.1             Financial Data Schedule filed as an exhibit to the Form                 --
                      10-Q dated June 30, 1998 --

---------------
* Previously filed as an exhibit to the Company's Registration Statement on Form 10-SB (File No. 001-13559) filed with the Securities and Exchange Commission on November 10, 1997.

*** Previously filed as a paper exhibit, pursuant to a hardship exemption, to the Company's Registration Statement on Form 10-SB (File No. 001-13559) filed with the Securities and Exchange Commission on November 10, 1997 and filed in electronic format as exhibits to the Company's Registration Statement on Form 10-SB/A-2 filed with the Securities and Exchange Commission on June 25, 1998.


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

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    FRESH'N LITE, INC.
                                    (Registrant)



Date:  August 14, 1998              /s/ Curtis A. Swanson
                                    ---------------------
                                    Curtis A. Swanson, Chief Financial Officer





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